FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number: 001-12568

BBVA Banco Francés S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒                Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐  No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐  No    ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    ☐  No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
1.	Financial Statements as of March 31, 2003 and 2002 together with Auditor’s Report

FINANCIAL STATEMENTS AS OF MARCH 31, 2003

AND 2002 TOGETHER WITH INDEPENDENT

ACCOUNTANT’S REVIEW REPORT

INDEPENDENT ACCOUNTANT’S

REVIEW REPORT

To the President and Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

Ciudad Autónoma de Buenos Aires

1.	We have made a limited review of the accompanying balance sheet of BBVA BANCO FRANCÉS S.A. as of March 31, 2003 and the related statements of income, changes in stockholders’ equity and cash flow for the three-month period then ended, including notes 1 to 17 and supplemental exhibits “A” through “L” and “N” (all expressed in thousands of pesos).

We have also made a limited review of the consolidated balance sheet of BBVA BANCO FRANCÉS S.A. and its subsidiaries (listed in note 1 to such consolidated balance sheet) as of March 31, 2003 and the related consolidated statements of income and changes in cash flows for the three-month period then ended, including notes 1 to 5 and supplemental exhibit 1, presented as supplementary information.

The preparation and issuance of such financial statements is the responsibility of the Bank’s Board of Directors. Our responsibility is to issue a report on such financial statements, based on our limited review a performed in accordance with the scope described in paragraph 2.

2.	We conducted our review in accordance with auditing standards generally accepted in Argentina for limited reviews of interim financial statements, which include those established by the Argentine Central Bank (B.C.R.A.). This review is substantially less in scope than an audit of financial statements conducted in accordance with generally accepted standards, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an opinion on the financial statements mentioned in paragraph 1.

3.	The stand-alone financial statements of BBVA BANCO FRANCÉS S.A. and the consolidated financial statements of BBVA BANCO FRANCÉS S.A. and its subsidiaries as of March 31, 2002, presented for comparative purposes, were subject to a limited review performed by other auditors, who issued their report dated October 22, 2002, to which we refer, disclaiming a representation because of significant uncertainties existing at such date, mainly related to: (a) the Bank’s ability to continue to operate as a going concern and (b) the recoverability of carrying amounts of the portfolio of Government Bonds and Private securities, credit assistance, Investments in other companies and goodwill.

4.	We have audited the financial statements of the Bank at December 31, 2002 (openning balances), on which we issued our report dated February 20, 2003 including a disclaimer of opinion due to the significant effect on those financial statements of the uncertainties existing at that date related to: (a) the circumstances mentioned in paragraph 5, and (b) the uncertainties on the determination of the recoverable value of the credit assistance granted to debtors of the commercial loan portfolio and the future evolution of the Bank’s operations.

5.	As more fully explained in note 1.1 to the accompanying financial statements, from the last quarter of 2001, the Republic of Argentina has found itself immersed in a delicate economic context which led the Federal Government to take a series of measures, which mainly consisted in: a) the announcement of the default in paying the public debt, b) the devaluation of the Argentine peso, c) the mandatory conversion of assets and liabilities denominated in foreign currency into pesos, and d) the restriction on withdrawal of funds deposited in the financial institutions. The economic crisis produced, additionally, a significant increase in domestic prices, a significant deposit decrease in the financial institutions and worsening in the debtors’ payment capacity. All these measures, added to the effects derived from the economic crisis, have significantly affected the financial system as a whole and, accordingly, the Bank and its subsidiaries have been affected too.

As described in note 1.2.10. to the stand-alone financial statements, during the most recent past months a favorable evolution was observed in certain economic variables and the overall financial system in Argentina, and in the Bank in particular.

As the date of issuance of this report, the Government is currently analyzing the additional measures tending to lessen the crisis effects and solve the structural problems pending of both the economy and financial system. As explained in detail in note 1.2.10 to the stand-alone financial statements, the Bank’s Board of Directors has, from the accounting perspective, recognized the impacts generated by these matters on the Bank’s equity and financial position as of March 31, 2003 in accordance with the standards established by the B.C.R.A. and with its best estimates in those cases not specifically regulated as the date of issuance of this report by such oversight agency.

As mentioned above, it is not possible to foresee the future evolution of the existing uncertainties up to date and its potential effect on the Bank. The real future results could significantly differ from the estimates considered by the Board of Directors in the preparation of the accompanying financial statements, especially those referred to:

a)	recoverable value as of March 31, 2003 of: (i) government securities and credit assistance granted to the government sector (note 1.2.3 to the stand-alone financial statements), and (ii) the assets mentioned in notes 1.2.6 and 1.2.7 to the stand-alone financial statements;

b)	the determination of the final amount of the compensation generated in the devaluation and conversion into pesos in accordance with the Decree N° 905/2002 and as supplemented, as described in 1.2.2 to the stand-alone financial statements. Such amount is subject to the review by the B.C.R.A. and on which other professionals have issued their special report on December 23, 2002 including limitations to the scope regarding their professional work; and

c)	the B.C.R.A.’s approval concerning the required facilities related to the minimum cash technical regulations (note 1.2.9 to the stand-alone financial statements).

Therefore, the accompanying financial statements as of March 31, 2003 do not include any adjustment which could arise from the resolution of these uncertainties and must be read taking into account the matters previously mentioned. Such related effects, if any, will be accounted for, at the time they are known and quantifiable.

6.	The financial statements mentioned in paragraph 1 were prepared by the Bank in accordance with regulations established by the B.C.R.A., which differ from the professional accounting standards in effect in Buenos Aires City as regards certain valuation and disclosure aspects described in note 4 to the stand-alone financial statements.

7.	Due to the significant and pervasive effects that the uncertainties existing at the date of issuance of our report, described in section 5, have upon the financial statements indicated in paragraph 1, we are not in a position to make any representation on the stand-alone financial statements of BBVA BANCO FRANCES S.A. and on the consolidated financial statements of BBVA BANCO FRANCES S.A. and its subsidiaries at March 31, 2003, considered as a whole.

8.	As described in note 17 to the stand-alone financial statements, the effects of the differences between generally accepted accounting principles in Argentina and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used have not been quantified. Accordingly, they are not intended to present the financial position in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina. The translation into English has been made solely for the convenience of English-speaking readers.

Ciudad Autónoma de Buenos Aires, June 2, 2003

DELOITTE & Co. S.R.L.

CARLOS B. SRULEVICH

                Partner

BALANCE SHEETS AS OF MARCH 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

	2003	2002
ASSETS
CASH AND DUE FROM BANKS
Cash	210,029	296,097
Due from banks and correspondents	971,624	217,267

	1,181,653	513,364

GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
Holdings in investment accounts	513,318	14,342
Holdings for trading or financial transactions	3,461	1,018,776
Unlisted Government Securities	139,775	744,724
Investments in listed private securities	2,091	1,116

	658,645	1,778,958

LOANS
To government sector (Exhibits B, C and D)	5,077,192	6,874,504
To financial sector (Exhibits B, C and D)	24,840	138,615
To non financial private sector and residents abroad (Exhibits B, C and D)	2,226,779	5,503,193

Overdraft	85,357	471,975
Discounted instruments	221,623	975,874
Real estate mortgage	461,994	1,141,010
Collateral Loans	7,111	31,725
Consumer	105,169	389,006
Credit cards	123,475	275,036
Other	1,146,161	2,080,018
Interest and listed-price differences accrued and pending collection	76,051	149,889
Less: unused collections	8	511
Less: Interest documented together with main obligation	154	10,829
Less: Allowances (Exhibit J)	556,991	1,329,893

	6,771,820	11,186,419

OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
Argentine Central Bank (BCRA)	305,167	517,468
Amounts receivable for spot and forward sales pending settlement	9,803	54,685
Instruments to be received for spot and forward purchases pending settlement	582,254	140,496
Unlisted corporate bonds (Exhibits B, C and D)	179,087	246,095
Other receivables not covered by debtor classification regulations (Note 5)	345,742	3,297,099
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	10,237	25,240
Interest accrued and pending collection not covered by debtor classification regulations	105,623	105
Interest accrued and pending collection covered by debtor classification regulations (Exhibits B, C and D)	200	2,094
Less: others unused collections	121	—
Less: Allowances (Exhibit J)	92,591	12,196

	1,445,401	4,271,086

ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibits B, C and D)	19,503	34,513
Less: Allowances (Exhibit J)	541	547

	18,962	33,966

INVESTMENTS IN OTHER COMPANIES
In financial institutions (Exhibit E)	1,355,318	1,682,487
Other (Note 5) (Exhibit E)	249,385	259,196
Less: Allowances (Exhibit J)	15,937	26,418

	1,588,766	1,915,265

OTHER RECEIVABLES
Receivables from sale of property assets (Exhibits B, C and D)	3,503	254
Other (Note 5)	623,932	365,171
Interest accrued and pending collection on receivables from sale of property assets (Exhibits B, C, and D)	40	—
Other accrued interest receivable	1	3
Less: Allowances (Exhibit J)	26,946	51,948

	600,530	313,480

PREMISES AND EQUIPMENT (Exhibit F)	441,731	488,120

OTHER ASSETS (Exhibit F)	101,460	152,431

INTANGIBLE ASSETS (Exhibit G)
Goodwill	45,568	58,263
Organization and development expenses	884,940	157,886

	930,508	216,149

SUSPENSE ITEMS	6,412	31,928

TOTAL ASSETS	13,745,888	20,901,166

(Contd.)

BALANCE SHEETS AS OF MARCH 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

	2003	2002
LIABILITIES
DEPOSITS (Exhibits H and I)
Government sector	53,119	89,450
Financial sector	38,320	419,647
Non financial private sector and residents abroad	6,812,863	11,353,297

Checking accounts	937,104	2,021,578
Savings deposits	557,517	2,222,641
Time deposits	3,225,860	538,219
Investments accounts	2,989	—
Other (Note 5)	1,440,481	6,260,724
Interest and listed-price differences accrued payable	648,912	310,135

	6,904,302	11,862,394

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
BCRA (Exhibit I)	2,157,491	492,247

Other	2,157,491	492,247
Banks and International Institutions (Exhibit I)	690,105	1,123,381
Non-subordinated corporate bonds (Exhibit I)	422,156	982,211
Amounts payable for spot and forward purchases pending settlement	331,141	83,845
Instruments to be delivered for spot and forward sales pending settlement	9,579	103,587
Financing received from Argentine financial institutions (Exhibit I)	73,630	175,585
Other (Exhibit I)	281,264	539,354
Interest and listed-price differences accrued payable (Exhibit I)	42,853	33,978

	4,008,219	3,534,188

OTHER LIABILITIES
Other (Note 5)	105,335	2,037,700

	105,335	2,037,700

ALLOWANCES (Exhibit J)	778,255	68,293

SUBORDINATED CORPORATE BONDS (Exhibit I)	76,814	789,906

SUSPENSE ITEMS	772	117,643

TOTAL LIABILITIES	11,873,697	18,410,124

STOCKHOLDERS’ EQUITY (as for the related statements of changes in stockholders’ equity)	1,872,191	2,491,042

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	13,745,888	20,901,166

MEMORANDUM ACCOUNTS

	2003	2002
DEBIT ACCOUNTS
Contingent
– Guaranties received	5,771,147	8,993,692
– Contra contingent debit accounts	3,786,168	3,874,361

	9,557,315	12,868,053

Control
– Receivables classified as irrecoverable	854,724	797,349
– Other (Note 5)	30,137,845	59,447,834
– Contra control debit accounts	84,595	121,799

	31,077,164	60,366,982

For trustee activities
– Funds received in trust	37,973	85,806

	37,973	85,806

TOTAL	40,672,452	73,320,841

CREDIT ACCOUNTS
Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	134,850	276,687
– Guaranties provided to the BCRA	2,874,694	851,975
– Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	515,587	2,015,909
– Other guaranties given not covered by debtor classification regulations	—	4,461
– Other covered by debtor classification regulations (Exhibits B, C and D)	261,037	725,329
– Contra contingent credit accounts	5,771,147	8,993,692

	9,557,315	12,868,053

Control
– Items to be credited	84,595	121,603
– Other	—	195
– Contra control credit accounts	30,992,569	60,245,184

	31,077,164	60,366,982

For trustee activities
– Contra credit accounts for trustee activities	37,973	85,806

	37,973	85,806

TOTAL	40,672,452	73,320,841

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS

ENDED MARCH 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

	2003	2002
FINANCIAL INCOME
Interest on cash and due from banks	2,202	2,478
Interest on loans to the financial sector	243	7,190
Interest on overdraft	9,081	45,869
Interest on discounted instruments	2,538	33,102
Interest on real estate mortage loans	12,905	40,199
Interest on collateral loans	222	1,334
Interest on credit card loans	9,865	20,057
Interest on other loans	32,508	131,444
Interest on other receivables from financial transactions	2,246	7,851
Income from guaranteed loans – Decree 1387/01	536,168	241,585
Net income from government and private securities	43,495	89,987
Indexation by benchmark stabilization coefficient (CER)	53,922	159,950
Other (Note 5)	713	1,191,501

	706,108	1,972,547

FINANCIAL EXPENSE
Interest on checking accounts	3,678	20,399
Interest on savings deposits	938	3,525
Interest on time deposits	153,117	63,978
Interest on financing to the financial sector	58	2,709
Interest on other liabilities from financial transactions	16,463	27,463
Other interest	45,514	15,580
Indexation by benchmark stabilization coefficient (CER)	49,217	321,799
Other (Note 5)	496,167	240,408

	765,152	695,861

GROSS INTERMEDIATION MARGIN – (LOSS) / GAIN	(59,044)	1,276,686

ALLOWANCES FOR LOAN LOSSES	88,368	241,126

SERVICE CHARGE INCOME
Related to lending transactions	13,331	36,199
Related to liability transactions	28,786	57,026
Other commissions	4,653	2,984
Other	11,450	21,594

	58,220	117,803

SERVICE CHARGE EXPENSE
Commissions	7,917	12,394
Other (Note 5)	1,108	3,400

	9,025	15,794

(Contd.)

STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS

ENDED MARCH 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

	2003	2002
MONETARY GAIN / (LOSS) ON FINANCIAL INTERMEDIATION	4,528	(97,520)

OPERATING EXPENSES
Payroll expenses	52,481	106,815
Fees to Bank Directors and Statutory Auditors	103	98
Other professional fees	3,365	2,938
Advertising and publicity	3,649	4,623
Taxes	4,506	6,905
Other operating expenses (Note 5)	54,102	64,615
Other	7,099	13,291

	125,305	199,285

MONETARY LOSS ON OPERATING EXPENSES	(2,784)	(32,133)

NET (LOSS) / GAIN FROM FINANCIAL TRANSACTIONS	(221,778)	808,631

OTHER INCOME
Income from long-term investments	71,872	—
Punitive interests	332	745
Loans recovered and reversals of allowances	500,924	7,971
Other (Note 5)	662	3,916

	573,790	12,632

OTHER EXPENSE
Losses from long-term investments	—	765,360
Punitive interests and charges paid to BCRA	20	54
Charge for uncollectibility of other receivables and other allowances	494,044	54,524
Other	11,729	64,057

	505,793	883,995

MONETARY (LOSS) / GAIN ON OTHER OPERATIONS	(151)	20,674

NET (LOSS) BEFORE INCOME TAX	(153,932)	(42,058)

NET (LOSS) FOR THE PERIOD	(153,932)	(42,058)

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

	2003
		Noncapitalized contributions
Movements	Capital Stock	Premiums on the issuance of shares	Adjustments to stockholders’ equity (1)

1. Balance at beginning of fiscal year (restated)	368,128	934,211	769,904

2. Unrealized valuation difference (Note 1.2.2)	—	—	—

3. Net (loss) for the period	—	—	—

4. Balance at end of the period	368,128	934,211	769,904

(Contd.)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

	2003					2002
	Retained earnings
Movements	Legal	Other(2)	Unrealized valuation difference(3)	Unappropriated earnings	Total	Total

1. Balance at beginning of fiscal year (restated)	428,698	1,802	430,282	(906,902)	2,026,123	2,070,243

2. Unrealized valuation difference (Note 1.2.2)	—	—	—	—	—	462,857

3. Net (loss) for the period	—	—	—	(153,932)	(153,932)	(42,058)

4. Balance at end of the period	428,698	1,802	430,282	(1,060,834)	1,872,191	2,491,042

BALANCE AT THE END OF THE PERIOD

(1)	Adjustments to stockholders´ equity include:

	a)	Adjustment to equity fund appraisal revaluation	41,285

	b)	Adjustment to Capital Stock	312,979

	c)	Adjustment to Capital Stock (Premiums on the issuance of shares)	415,640

			769,904

(2)	Earnings reserved—Other includes:

	Mandatory reserve recorded for granting loans to personnel		1,802

(3)	Including 6,059 related to the interest in the Unrealized valuation difference booked by Rombo Cía.Financiera S.A.

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF CASH FLOWS FOR THE THREE MONTH PERIODS

ENDED MARCH 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish—See Note 17)

-Stated in thousands of pesos-

	2003	2002
CHANGES IN CASH FLOWS
Cash and due from banks at beginning of the period (restated)	934,465	1,706,076
Increase / (Decrease) in cash and due from banks	247,188	(1,192,712)

Cash and due from banks at end of the period	1,181,653	513,364

REASONS FOR CHANGES IN CASH FLOWS
Financial income collected	607,394	447,014
Service charge income collected	58,248	126,782
Less:
Financial expenses paid	778,717	370,854
Services charge expenses paid	9,054	15,794
Operating expenses paid	105,780	167,251

FUNDS (USED IN)/PROVIDED BY RECURRING OPERATIONS	(227,909)	19,897

OTHER SOURCES OF FUNDS
Net increase in deposits(*)	435,895	—
Net increase in other liabilities from financial transactions(*)	—	564,097
Net increase in other liabilities(*)	302,363	—
Net decrease in loans(**)	125,124	671,317
Net decrease in government and private securities(**)	84,310	—
Net decrease in other receivables from financial transactions(**)	81,168	—
Other sources of funds(**)	18,234	12,631

TOTAL OF SOURCES OF FUNDS	1,047,094	1,248,045

USE OF FUNDS
Net increase in government and private securities(**)	—	10,984
Net increase in other receivables from financial transactions(**)	—	523,137
Net increase in other assets(**)	448,475	164,925
Net decrease in deposits(*)	—	1,134,547
Net decrease in other liabilities from financial transactions(*)	109,107	—
Net decrease in other liabilities(*)	—	155,309
Other uses of funds(*)	7,057	9,821

TOTAL USES OF FUNDS	564,639	1,998,723

MONETARY (LOSS) GENERATED ON CASH AND DUE FROM BANKS	(7,358)	(461,931)

INCREASE/(DECREASE) IN FUNDS	247,188	(1,192,712)

(*)	Variations originated in financing activities.
(**)	Variations originated in investment activities.

The accompanying notes 1 through 17 and exhibits A through L and N are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish—See Note 17)

(Stated in thousands of pesos)

1.	ARGENTINE ECONOMIC CONTEXT AND ITS IMPACT ON THE BANK’S ECONOMIC AND FINANCIAL POSITION.

1.1.	General Aspects

The Argentine Republic finds itself immersed in a delicate economic context, which makes up a framework which has as main indicators a high level of external indebtedness, high interest rates, a significant decrease in the deposit level, a country risk which has reached levels out of the habitual averages and a recession which has lasted for more than four years. This situation has led to an important fall in the demand of products and services as well as a significant increase in the level of unemployment. The Federal Government’s capacity to fulfill its obligations and the possibility to access to credit lines has also been affected by these circumstances.

On November 30, 2001, owing to the severe loss of deposits from the financial system, the Government issued Decree No.1570/01, which set tight restrictions on the withdrawal of cash from banks and controls on the transfer of funds abroad while fostering an increased dollarization of the economy.

By the end of the last year, the deterioration of the economic and financial situation affected the institutions, with several successive changes taking place at the highest levels of the Federal Executive, which culminated with National Congress electing a new President to complete the constitutional period until December 10, 2003. In the interim, the suspension of payments on public debt, was declared. The newly-elected president took over on May 25, 2003.

On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Subsequently, the Federal Government issued different decrees and rules that amended or supplemented existing rules and regulations. The main new measures were:

1.1.1.	Conversion of receivables and liabilities into Argentine pesos (pesification).

The pesification system set up by the Federal Government under Law 25,561, Decrees No. 214/02, 410/02, 471/01, 494/02 as supplemented, establishes as follows:

a)	The switch into pesos of all the obligations, whatever their cause or origin, to deliver sums of money stipulated in US dollars or any other foreign currency outstanding as of the date of enactment of Law No. 25,561, with the exceptions, mainly, of financing related to foreign trade granted by financial institutions, and the private and government sectors’ obligations to deliver sums to which foreign law is applicable.

b)	The switch into pesos of all deposits with all financial institutions stipulated in US dollars or other foreign currencies at an exchange rate of 1.4 Argentine pesos to each US dollar, or its equivalent in any other currencies.

c)	The switch into pesos of all debts towards financial institutions stipulated in US dollars or other foreign currencies of the non financial private sector, whatever the amount or nature, at the exchange rate of one Argentine pesos to each US dollar, or its equivalent in any other currencies.

d)	The switch into pesos of all debts towards financial institutions stipulated in US dollars or other foreign currencies which are only subject to Argentine Law of the government sector, at the exchange rate of 1.4 Argentine pesos to each US dollar, or its equivalent in any other currencies.

e)	The switch into pesos of due-and-payable obligations to pay amounts, for any cause or of any origin, stipulated in US dollars or any other foreign currencies, unrelated to financial institutions and whatever their origin or nature, at the exchange rate of one Argentine pesos to each US dollar, or its equivalent in any other currencies.

f)	The adjustment of loans and the deposits and debts mentioned in (b) to (d) above by application of a “Benchmark Stabilization Coefficient” (CER), which is published by the Central Bank of the Argentine Republic (BCRA). In addition, minimum and maximum interest rates will be applied on deposits and loans, respectively. The Coefficient mentioned above is applied as from the issuance of Decree No. 214/2002.

All those loans granted to individuals on the side of financial institutions which have as a mortgage security the single dwelling home; personal loans, in due time agreed upon the amount of USD 12,000 or another foreign currency; and those secured personal loans in due time agreed upon the amount of USD 30,000 or another foreign currency are excluded from the CER application. Such loans will be adjusted by the application of the Salary Variation Coefficient (CVS), keeping the originally agreed interest rate.

The obligations of any nature or origin to be generated after Law No. 25,561 has been enacted may not include, or become subject to any adjustment provision.

g)	The switch into pesos of inter-financing loans in foreign currency at an exchange rate of 1.4 Argentine pesos to each US dollar or its equivalent in other currencies, except for those which have relation with the import or export pre-financing or financing shall be settled at the floating exchange rate.

h)	The issuance of a Bond backed by Argentine Treasury funds to bear the imbalance in the banking system resulting from the exchange difference stemming from the switch into Argentine pesos of the deposits with, and debts owed to, the banking system.

1.1.2.	Bankruptcy and insolvency law

As from the enactment of Law No. 25,563, dated January 30, 2002, all court and out-of-court foreclosures as well as the procedure of creditors’ petitions in bankruptcy have been suspended. Once the considered term in the legal order matured, such suspensions were voluntarily postponed until February 1, 2003 by the ABAPRA (Argentine Association of Government and Private Owned Banks) and the ABA (Argentine Bank Association).

By Decree 204 dated February 4, 2003, a voluntary conciliation procedure was established, by which the Legal Emergency Units were established for a ninety-day term within the Department of Labor and Production. These units shall take part in the foreclosures at the request of either debtors or creditors.

In addition, on May 8, 2003 the National Congress extended court mortgage foreclosures for 90 days.

1.1.3.	Exchange system

During the first quarter of 2002 and as the economic crisis deepened, the Federal Government established a series of restrictions and exchange controls, which have been made gradually flexible towards the end of 2002 owing to the stability of the exchange parity. The main exchange rules in force as the date of issuance of these financial statements are as follows:

•	By Decree No. 260/2002 dated February 8, 2002, the Federal Executive established a single and free exchange market by which, as the date of issuance of this decree, all exchange transactions in foreign currency are conducted.

•	Foreign exchange transactions in the floating market have, among others, the following characteristics:

•	The exchange rate will be freely agreed between supply and demand. As of March 31, 2003, the exchange rate was 2.96 Argentine pesos to each US dollar, and as the date of issuance of these financial statements, the exchange rate was 2.85 Argentine pesos to each US dollar.

•	Foreign exchange transactions may only be carried out at institutions authorized by the BCRA.

•	Criminal Foreign Exchange Laws will apply to transactions that do not conform to effective regulations.

•	Certain requirements related to the registration of transactions and customer identification and certain provisions of the information system must be complied with.

•	The foreign trade transactions as well as the transfers abroad are regulated by the BCRA as regards previous agreement and the settlement and term method, according to the kind of transaction.

•	Income and dividend payments abroad related to audited balance sheets shall be able to be carried out (except Financial Entities see Note 15).

•	As from November 2002, the B.C.R.A. started a process of gradual flexibilization of exchange market restrictions and aligned the exchange rates to the context of stabilization of the financial system. The main regulations relate to:

•	Extension of the terms for exchange of foreign currency provided by foreign trade operations.

•	Elimination of the obligation to assign foreign currency to the B.C.R.A. derived from collection of exports.

•	Possibility of making advance payment of debts abroad corresponding to imports of goods.

•	Elimination of the requirement on obtaining prior approval from the B.C.R.A. to settle servicing of principal on certain financial debts.

•	Flexibilization of restrictions on access to the exchange market.

In accordance with Communication “A” 3880, dated February 13, 2003, the maximum limit of Foreign Exchange Position (PGC) of the financial institutions, basically made up of the foreign currency holding plus due from banks in that currency within the country or abroad and foreign currency forward transactions is equivalent to 10% of the adjusted stockholders’ equity (R.P.C.) registered as of November 30, 2001, with a minimum equivalent adding to the sum of USD 1,000,000 for banking institutions.

1.1.4.	Compensation to Financial Institution

According to the provisions of Law No. 25,561 and Decrees No. 214/02, No. 494/02, No. 905/02 and No. 2167/02 the Federal Government established a compensation for Financial Institutions for the negative monetary effects arising from conversion into Argentine pesos at an asymmetrical exchange rate of receivables and payables denominated in foreign currency, as well as for the net negative position in foreign currency resulting from its conversion into Argentine pesos.

BCRA Communications “A” 3650 and “A” 3716, as supplemented, determined the compensation procedures as follows:

a)	It was taken as reference the balance sheet of the Financial Institution as of December 31, 2001, to which those assets affected by Decrees No. 214/02 y No. 471/02 registered in branches and subsidiaries abroad of local financial institutions were included in the asset, excluding miscellaneous receivables and accounts payables

b)	The stockholders’ equity resulting from the balance sheet mentioned in (a) was adjusted by applying the exchange rate of 1.4 Argentine pesos to each US dollar, or its equivalent in any other currency, to the net position in foreign currency.

c)	The amount to be compensated is the positive difference between the adjusted stockholders’ equity determined on the basis of (b) above and the stockholders’ equity resulting from conversion into pesos of certain assets and liabilities in foreign currency at the exchange rates defined by the rules and regulations.

d)	The compensation for each Financial Institution, determined in Argentine pesos, will be paid by delivering “Federal Government Bonds in Argentine pesos at a 2% rate, maturing in 2007”.

e)	Financial Institutions will have the right to request the Bond swap mentioned in d) for “LIBOR 2012 Federal Government Banks denominated in US dollars” at the exchange rate of 1.4 Argentine pesos to each US dollar, for up to the amount of the net negative position in foreign currency, resulting from conversion into pesos of assets and liabilities booked in the balance sheet as of December 31, 2001, as per the above paragraphs.

f)	The Federal Government, through the Ministry of Economy, may issue additional bonds in US dollars to be subscribed by Financial Institutions up to the amount of the net position in foreign currency of such Financial Institution and after allocating all the holdings in Bonds denominated in Argentine pesos received as a compensation. The subscription price of such will be 140 Argentine pesos to 100 dollars, face value.

Subsequently, the Federal Government and the BCRA issued different amendments (Decrees No. 2167/02 and No. 53/03, and Communications “A” 3825 and “B” 7564, among others), which originated changes in the amounts to be received in compensation, causing the presentation of three informative requirements on the side of the financial institutions. The BCRA has also started to carry out inspections in the financial institutions so as to make the compensation figures valid.

1.1.5.	Government Securities and Loans to the Government Sector—Guaranteed Loans—Decree No. 1387/2001

On November 1, 2001, through Decree No. 1387/2001, the Federal Executive instructed the Ministry of Economy to offer, on a voluntary basis, the federal and provincial public debt swap for loans secured by the Argentine State or the Provincial Development Trust Fund (FFDP) aiming at obtaining a reduction of the interest related to the securities converted as well as extending amortization terms.

Decrees Nos. 1387/01 and 1646/01 established the basic characteristics of secured loans, including: conversion at nominal value plus interest of the swapped obligations (at a one-to-one rate), issuance in the same currency as the one of the swapped obligation; tax exemption on the difference both between the conversion and market values or the booking as well as the interest and secured loans; use of resources from the tax on bank account transactions and in general of all the resources related to the federal Government on account of the Federal Tax Revenue Sharing System as a guarantee of all the principal and interest maturity dates of secured loans. In addition, Decree No. 471/02 provided, among other things, the conversion into pesos of all federal, provincial and municipal obligations denominated in foreign currency on which only Argentine law is applicable at the exchange rate of 1.4 Argentine pesos to each US dollar or its equivalent in other foreign currencies and adjustment thereof through the CER and the kind of interest applicable to each secured loan and security based on the average life and original issuance currency.

Subsequently, the Federal Executive issued Decree No. 644/02 and 79/03 establishing the steps to be followed by banks to accept the new conditions, for purposes of receiving principal and interest payments on guaranteed loans. If the new conditions are not accepted, everything goes back to the status prior the swap and the banks receive the securities originally submitted for the swap.

On August 27, 2002, through Decree No. 1579/02, the Federal Executive instructed the FFDP to bear provincial debt in the form of Government Securities, Bonds, Treasury Bills, or Loans voluntary converted into Secured Bonds.

Later, on October 25 and November 12, 2002, through Resolutions Nos. 539/02 and 611/02, respectively, the Ministry of Economy established the unified calculation mechanism for all debts included in the conversion system under Decree No. 1579/02, and it provided the term for Financial Institutions that submitted bids to convert provincial debt under Section No. 25, Decree No. 1387/01, as supplemented, to express their will to withdraw them.

On November 19, 2002, the Economy Ministry issued Resolution No. 624/02, by which the provincial public debt eligible for the swap of provincial public debt for bonds and guaranteed loans issued by the FFDP is established. By Resolutions Nos. 742/2002 and 135/2003, the Ministry of Economy notified the acceptance of certain exchange offers made by financial institutions.

At the date of issue of these financial statements, the Bank holds 887,534 in the process of exchange of provincial debt, which has not yet been carried out.

1.1.6.	Deposits and liabilities of the government and private sectors

Balance rescheduling

As mentioned in the above paragraphs, the Federal Executive though Decree No. 1570/01 and Law No. 25,561 established severe restrictions on the withdrawal of funds from Financial Institutions. Subsequently, a number of rules were issued that established a schedule for maturity of deposits existing in the financial system. The BCRA issued a number of Communications that established the schedule for returning deposits on the basis of their currency and amount.

The characteristics of the deposit reschedule regime are as follows:

•	Peso-denominated deposits (time deposits):

Amount (in thousands of pesos)	Number of installments	Payment schedule
From ARS 0.4 to ARS 10	4	As from March 2002
From ARS 10 to ARS 30	12	As from August 2002
Above ARS 30	24	As from December 2002

Rescheduled deposits, originally agreed upon in pesos, will accrue interest at a nominal rate of 7% p.a. on balances, which will be paid on a monthly basis as from February 2002.

•	Deposits denominated in foreign currency, converted into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar (deposits in checking account exceeding USD 10,000, deposits in savings account exceeding USD 3,000 and term deposits):

Amount (in thousands of pesos)	Number of installments	Payment schedule
From ARS 1.2 to ARS 7	12	As from January 2003
From ARS 7 to ARS 14	12	As from March 2003
From ARS 14 to ARS 42	18	As from June 2003
Above ARS 42	24	As from September 2003

Rescheduled deposits, originally agreed upon in foreign currency, will accrue interest at a nominal rate of 2% p.a. on balances, which will be paid on a monthly basis as from February 2002.

By Resolution 668/02 of the Ministry of Economy dated November 25, 2002, as from December 2, 2002 the restrictions on withdrawals from demand deposits were lifted, thus putting an end to the “financial corralito”.

Furthermore, the Federal Executive issued various decrees establishing the general conditions and the procedure through which the holders of deposits denominated in pesos and foreign currency were able to exercise an option to receive National Government bonds in exchange for their deposits and to request early repayment of those deposits. The characteristics of the options are as follows:

a) Swap I

Decrees No. 494/02, No. 620/02 and 905/02 established the general conditions and the procedure through which the owners of deposits in Argentine pesos and in foreign currency may exercise the options to receive in accord and satisfaction of their deposits, Federal Government Bonds. The different options were established on the features of their deposits, and consist in the reception of “Federal Government Bonds in US dollars LIBOR 2012”, “Federal Government Bonds in US dollars LIBOR 2005” and “Federal Government Bonds in Argentine pesos at 2% 2007”. That option matured in July 2002.

b) Swap II

By Decrees No. 1836/02 and 2167/02, the Federal Government established the basis for the Swap II of deposits from the Financial System, by which the holders of such deposits shall be able to opt.

Under the above regulations, the holders of certificates of rescheduled deposits originally made in foreign currency may opt to receive “Federal Government Bonds in US dollar 2013” from the related bank in exchange for such certificates. These bonds will be subscribed at the rate of USD 100 (face value) for each ARS 140 (face value) of the certificate.

The Financial Institutions where such deposits were made shall grant deposit holders a put option for principal or interest coupons. The exercise price in pesos shall equal the bond coupon face value in US dollars converted into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar, and adjusted by CER from February 3, 2002, through the coupon maturity date.

Deposit holders may opt to convert the rescheduled amount into fixed-term bills in pesos issued by each bank, jointly with an option issued by the Federal Government to switch them into the original currency.

On the other hand, those who opted to receive “Federal Government Bonds in US dollars 2005” or “Federal Government Bonds in US dollars 2012” under decree No. 905/02 (Swap I) may choose to ask the bank from which they received the above bonds to grant them the above put option or to exchange the bonds for fixed-term bills.

The term for exercise of the exchange options expired on May 23, 2003.

For purposes of obtaining such Bonds, the Financial Institutions must first apply their holding in “Federal Government Bonds at a 9% rate maturing in 2002”. For the remaining amount of bonds to be subscribed on behalf of depositors, Financial Institutions may opt between:

i)	Swap them for certain assets (assistance to the public and private sector) in accordance with an established priority order.

ii)	Obtaining advances from the BCRA in Argentine pesos secured by guarantees in the amount required to acquire the abovementioned Bonds.

iii)	Pay them with their own resources without receiving the BCRA’s financial assistance.

c) Early repayment of rescheduled deposits

Decree No. 739/2003 of the Federal Executive dated March 28, 2003 and Communication “A” 3919 of the B.C.R.A. authorized holders of rescheduled deposits (CEDROS) not having exercised swap option II in connection with financial system deposits to request total or partial early repayment of deposits or certificates through the granting to the depositor of the value in pesos of the CEDROS plus a National Government Bond equivalent to the difference between the technical value of the CEDROS and the quotation of the dollar on the free exchange market at the date of applying for repayment.

Amounts resulting from early repayment of CEDROS in exchange for deposits originally set up in pesos, and those originally set up in foreign currency up to a face value of $ 42,000, will be credited to demand deposits accounts. Amounts resulting from early repayment of CEDROS for a face value of between $ 42,000 and $ 100,000 corresponding to deposits originally set up in foreign currency will be used to set up time deposits over 90 days counted as from the date of exercise of the option, and those exceeding the abovementioned face value will be used to set up time deposits over 120 days. Those time deposits will be adjusted by the CER and will accrue interest at an annual rate of 2%.

The term for exercise of early repayment options expired on May 23, 2003.

1.1.7.	Legal actions

The measures adopted by the Federal Executive with respect to the political, economic, financial and foreign exchange emergency triggered a number of legal actions to be filed by individuals and companies, in the form of constitutional protection actions (judicial injunctions resulting in the immediate release of frozen deposits), against the Federal Government, the BCRA and Financial Institutions as the petitioners consider that the Law on Public Emergency and its supplementary provisions are unconstitutional. Based, mainly in the “Kiper against Federal Government and Others” case, dictated by the Supreme Court, the courts massively started to dictate through constitutional protection actions, the partial reimbursement of bank deposits in US dollars or Argentine pesos at the “floating” exchange rate.

On March 11, 2002, the Argentine Association of Government-owned and Private Banks and the Argentine Bank Association filed a “per saltum” appeal with the Argentine Supreme Court under section 195 bis of the Argentine Code of Civil and Commercial Procedure (according to the modification introduced by Law No. 25,561). The appeal was filed for the benefit of government-owned and private banks that are members of such associations and was based on the Argentine institutional and systematic crisis and on the need to comply with effective regulations to attain an ordered and gradual solutions for the restrictions affecting the financial system and guaranteeing a plurality of interest. Such appeal seek communication to all federal courts of cases in which precautionary measures have been enforced or are about to be enforced since the effective date of Decree No. 1570/01 until March 11, 2002, against banks that are members of such associations.

On April 26, 2002, Law No. 25,587 was published in the Official Gazette of the Argentine Republic. This law establishes limitations to those precautionary measures that judges may adopt regarding the deposits affected by the provisions of Law No. 25,561 as supplemented. With some exceptions, the law establishes that: a) the precautionary measures cannot consist in giving the petitioner the deposited funds, and b) those appeals which interfere against them have a suspension effect, that is to say, that they must not be executed until they have been given the final order.

On July 24, 2002, the Federal Executive issued Decree No. 1316/02 establishing the temporary suspension for 120 business days of compliance with and enforcement of precautionary measures and final judgments issued in the legal actions referred to in section 1 of Law No. 25,587. Court orders must be recorded in financial institutions in chronological order and informing that measure to the court and the BCRA. Suspended resolutions will be complied with after expiration of the term in their chronological order and within 30 business days. In the case of exceptions to the above rules, the measure will presented to the BCRA that will comply with the court orders on behalf and account of the Bank.

On March 5 2003, the Supreme Court ruled on the action for the protection of constitutional rights brought against the National Government by the Province of San Luis, declaring Decree 1570/2001 and sections 2 and 12 of Decree 214/2002 to be unconstitutional, ordering the return of the sums deposited in either US dollars or the equivalent in pesos at the free market rate of exchange. In its decision, the Supreme Court indicated that in enforcing the ruling account should be taken of the modalities, restrictions and temporary limitations which, without affecting the substance of the right being recognized, would enable the enforcement of the ruling to be made compatible with the general interest, in the context of the grave crisis in which it would be taking place, combining the power to set a reasonable term for compliance and the need to settle the credit while avoiding unnecessary loss and considering the number of creditors in a similar position vis-a-vis financial entities.

As mentioned in Note 1.1.6., the Federal Executive issued some decrees aimed at establishing the general conditions and the procedure enabling the holders of deposits in pesos and in foreign currency to exercise the option to receive National Government Bonds as payment for their deposits, and to request early repayment of those deposits.

In compliance with current regulations and the communications of the B.C.R.A.—control authority—BBVA Banco Francés S.A. has faced and continues to face legal action brought by depositors who question the constitutionality of the conversion into pesos, and defends the system implemented in 2002 in defense of its net equity, stockholders and customers.

1.1.8.	Central Bank advances and rediscounts

By means of Decree 739/2003 the National Executive established that financial entities could participate in the procedure to be established by the BCRA for the repayment of existing advances and rediscounts that had been granted under the terms of Section 17 of Law No. 24144 and its modifications. This repayment should observe the following financial conditions:

a)	Financial entities should secure the assistance received by means of the handing over of National Government Secured Loans issued under the terms of Decree No.1646 dated December 21, 2001, with a face value that shall note be less than 125% of the loan principal. Entities not holding such loans in their assets may set up their guarantee with Secured National Government Bonds issued under the terms of Decree No.1579 dated August 27, 2002, or with bonds issued under the terms of Decrees 905/02, 1836/02 and 739/2003, with the established order of preference.

This guarantee shall be maintained with no reduction until the completion of the voluntary exchange of the External Public Debt Securities indicated in Section 24 of Decree 1387/01 or December 31, 2004, whichever is first, except in the case of advanced settlement, when it will be returned proportionately, in the inverse order of precedence.

b)	Repayment shall be made in the same number of installments as those of the assets assigned in guarantee of the advances, in a maximum of seventy installments, which should be monthly, consecutive and each equivalent to the percentage established by regulations of the principal adjusted by the CER, the first to fall due in March 2004.

c)	Financial entities must proceed to the accelerated settlement of the principal balance of the advances in the amount of the rate collected on the assets assigned in guarantee that exceeds 3.50% p.a. In addition, financial entities should proceed to accelerate the settlement of the principal of advances for the amount of the amortization of principal they collect from the assets assigned in guarantee that exceeds the corresponding installment in each period.

d)	Financial entities shall be able to settle principal due in advance in full or in part on any interest payment date.

e)	The CER rate plus interest will be due on restated balances as from the date of participation at the annual rate of 3.50%, payable monthly.

Communication “A” 3941 dated April 30, 2003, the BCRA has regulated the procedure whereby financial entities can indicate their intention to participate in the system for the settlement of rediscounts and advances described above, granting a term of 30 bank working days for entities to confirm their participation.

On May 22, 2003, the Federal Executive issued Decree No. 1262/2003 creating the Financial System Restructuring Unit (Unidad de Reestructuración del Sistema Financiero—“URSF”), which has been designed to define the strategy for the restructuring of the financial system and a corresponding action plan. This decree empowers the BCRA, with the authorization of the URSF, to modify the repayment conditions mentioned in sub-section b) above, as long as a) the assets in guarantee of such advances and/or rediscounts have an average life in excess of the term mentioned in that section, b) the financial institution qualifies under any of the situations foreseen by sections 34 and 35 bis of Law 21,526, and c) the financial institution will adopt a transformation and reorganization plan, approved by the URSF, to strengthen its efficiency and viability. The mentioned repayment will be made in the same number of installments as those of the assets assigned in guarantee, with a maximum of 120 installments.

1.1.9.	Information requirements and technical regulations

The BCRA by different Communications established extensions for the presentation of the informative requirements and requested the financial institutions specific information as an exception. As the date of issuance of these financial statements, the BCRA keeps the informative requirements related to Minimum Capital Agreement and Integration, Liquidity Position and Fixed Asset Relation and Other suspended.

By means of Communication “A” 3917, effective April 1, 2003, the Central Bank made changes to the rates to be applied to determine the minimum cash requirements, as well as the rates to be applied in determining the ratio for minimum application of resources derived from sight and term liabilities in pesos.

1.2.	Particular situation

1.2.1. The impact of the crisis

Since late in the year ended on December 31, 2001, the financial system in general and the Bank in particular have to cope with a significant impact in their liquidity position, mainly as a result of mass withdrawals of deposits, constitutional protection actions by depositors, the ordering of precautionary measures and immediate measures by tribunals, the suspension of court-enforced collections and foreclosures, and the enactment of numerous laws, decrees, resolutions from the Ministry of Economy and Communications by the BCRA, which led to frequent changes in the Bank’s positions.

The liquidity crisis became especially aggravated in the second quarter of 2002, when cash withdrawals (accelerated by the uncertainty derived from cash withdrawal restrictions) and the reimbursement of deposits under precautionary measures, actions for infringement of fundamental rights and freedoms, and immediate measures reached their maximum level.

The situation described above led the Board of the Bank to decide the implementation of a plan to strengthen the Bank’s stockholders’ equity and liquidity. Similarly, the BCRA in exercise of its powers requested that the Bank formally submit the above-mentioned plan before that body. The mentioned plan was mentioned intended to regularize and reorganize the aspects related to complying with the technical regulation on minimum cash, which had been affected by the above-mentioned liquidity crisis triggered by the fall of deposits, court rulings on the actions brought by depositors, and by regulatory changes on prudential regulations. Such plan comprised the measures that had been adopted in April and May 2002, in relation to the financial assistance received from BBVA Madrid and the BCRA, the sale of a stock holding, the commencement of the execution of an administrative restructuring plan and the decision to capitalize the Institution (see note 2). Such plan was updated in October, 2002. However, as the date of issuance of these financial statements, the B.C.R.A. has not given an opinion in this respect.

As from July 2002, BF has regulated its liquidity position, fulfilling this way with the technical regulations required, under this concept, by the BCRA.

1.2.2. Compensation to Financial Institutions for the effects of the devaluation and conversion into pesos

The Bank has submitted the BCRA three informative requirements regarding the amount to be compensated according to the Federal Executive Decree 905/02 dated August 5, September 12 and December 23, 2002, respectively. The final amount to be compensated, which originates from the last presentation made by BF on December 23, 2002, amounts to 797,300. BF applied this amount to the subscription of BODEN 2012 for a nominal value of thousands of USD 569,500 (at the exchange rate of 1.4 Argentine pesos to each US dollar). In addition, so as to cover the remaining negative foreign currency position after the pesification, the Bank requested the BCRA an advance payment to subscribe the above-mentioned bonds up to the concurrence of negative net foreign currency position for the amount of thousands of USD 37,039.

On September 11, 2002, the BCRA credited BODEN 2012 for a nominal value of thousands of USD 421,890, and on October 29, 2002 for a nominal value of thousands of USD 88,894 (net of collateral security margin of 15%), in accordance with a previous compensation estimate. During March 2003, the BCRA unblocked bonds for a nominal value of thousands of USD 386,000. Then the Bank made the contribution to the subsidiary Banco Francés (Cayman) Ltd. The remaining Bonds are currently blocked until the BCRA’s definite approval regarding the compensation amount is given.

The Bank and its subsidiaries keeps registered in its asset BODEN 2012 for an amount of 1,525,954 (under “Government Securities”) and BODEN 2012 to be received for an amount of 253,431 (under “Other receivables from financial transactions”), related to a nominal value of thousands of USD 606,539. As mentioned in note 1.1.4., as the date of issuance of these financial statements, there are pending regulation issues which can cause additional amendments to the amounts established by the Bank. Such amounts are also pending validation on the side of the BCRA. As for what has been explained, it is not possible to determine the effect of these issues on the compensation values registered by the Bank.

As required by BCRA Communication “A” 3703, the compensation received was booked in January, 2002, as follows:

•	The gain resulting from the asymmetrical switch into pesos, which amounted to 1,217,700 (historical value 591,301), was allocated to “Financial Income—Gold and foreign currency exchange difference”, for the purpose of neutralizing the negative effects of the switch into pesos.

•	The amount of compensation received for the difference between Stockholders’ Equity as of December 31, 2001, and the Stockholders’ Equity that resulted from adjusting the net position in foreign currency switched into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar, amounting to 424,223 (historical value 205,999), was allocated to the Stockholders’ Equity account “Unrealized valuation difference from compensation of the net position in foreign currency”.

1.2.3. Assistance to the Government Sector

Pursuant to Decrees Nos. 1387/01 and 1646/01, the Bank and its subsidiaries swapped a portion of their holdings in federal government securities and/or loans to the federal government sector outstanding as of November 6, 2001, for a nominal value of USD 3,291,795 thousands, for Guaranteed Loans amounting to USD 3,360,403 thousands.

Subsequently, the Federal Executive established, by Decree No. 644/02, the steps that the Financial Institutions were to follow to accept the new conditions so as to receive the payments of principal and interest related to the Guaranteed Loans. On May 22, 2002, the Bank accepted the abovementioned changes to the conditions of the Guaranteed Loans, while its subsidiary, Banco Francés (Cayman) did it on July 12, 2002. On the other hand, Consolidar AFJP S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A. (except for loans for a face value of thousand of USD 34,034, which new conditions were accepted on May 21, 2002) did not accept the changes to the conditions of the Guaranteed Loans for a face value of thousand of USD 487,642. This means reverting to the original government securities, i.e. those that had been submitted for swapping.

In addition, the bank has presented to Banco de la Nación Argentina, in its capacity as trustee for the FFDP, provincial governments securities and loans granted to the government sectors of the provinces for a nominal value of thousand of USD 47,892 and 480,970, respectively, so as carry out the swap provided by Decree No. 1387/01. Such transaction is recorded under the account Loans for the abovementioned value switched into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar and adjusted by the CER plus related accrued interest receivable as of March 31, 2003.

On December 26, 2002, the Economy Ministry accepted the offers of conversion of the Provincial Public Debt into Guaranteed Bonds, implemented in loans and that represented in Government Securities. Thus, the Bank registered the interest accrual of these holdings and financing according to the new interest rate.

As of March 31, 2003, and 2002 the Bank carried the following receivables from the government sector:

1. Government securities in portfolio and affected to liability repurchase agreements:

	03.31.03		03.31.02
	BBVA Banco Francés	Consolidated Position	Consolidated Position

Argentine Federal Government 9% Bonds –2002	—	1,056	513,978

Argentine Republic External Bills	637,659	637,659	1,009,280

Tucumán Provincial Treasury Bonds	44,993	44,993	107,803

CCF (Tax credit certificate)	93,227	93,227	113,341

Argentine Federal Government Bonds – LIBOR 2012	379,994	1,525,954	—

BCRA Bills (LEBAC)	—	102,036	—

Treasury Bills	61,219	73,574	36,340

LECOP Bonds Treasury Bills	1,555	6,801	7,211

Other	2,492	55,867	85,283

Total	1,221,139	2,540,129	1,873,236

2. Credit assistance to the government sector:

	03.31.03		03.31.02
	BBVA Banco Francés	Consolidated position	Consolidated position
• Federal Government secured loans – Decree No. 1387/01 (net of discounts)	3,264,702	5,695,212	7,362,457
• Provincial Governments secured loans – Decree No. 1387/01	887,534	887,534	1,188,436
• Loans to other public sector agencies	924,956	924,956	1,167,997

Total	5,077,192	7,507,702	9,718,890

Allowances	—	(177,807)	—

3.	Compensation to be received from the Federal Government: as detailed in notes 1.1.4. and 1.2.2., the Bank and it subsidiary (Credilogros Cía. Financiera) booked as “Other receivables from financial transactions—Other receivables not covered by debtor classification regulations” as of March 31, 2003, in 262,872, which reflects the amount pending compensation, as established by Decree No. 905/02.

Taking into account that: a) under Communication “A” 3911, the BCRA has determined the valuation criteria that financial institutions must apply regarding assistance to the public sector, which for the current year establish the application of discounted values at rates that do not significantly differ from contractual ones, b) the Federal Government has announced the suspension of payment of the national debt services for those bonds which have not been swapped for secured loans (from which 83,156 during the 2002 fiscal year and 32,439 during 2003 three month periods were received in concept of interest services), c) the Federal Government Bonds in Dollars 2012 received and to be received in compensation for the devaluation effects are valued at their technical value, while their listed price is not representative of the value for which they could be sold out in the market, since the total volume has not been significant, it is not possible to determine the effect that these issues could have on the recoverability of the book values of these holdings and financing.

1.2.4. Assistance to the Private Sector

The effects resulting from the crisis that Argentina is currently enmeshed by and the difficulties evidenced in the payment chain have had a negative impact on the Bank’s credit assistance of debtors from the commercial and consumer portfolios generating ever increasing deterioration.

As of March 31, 2003, and 2002 the Bank carried the following receivables from the private sector:

	03.31.03		03.31.02
	BBVA Banco Francés	Consolidated position	Consolidated position
Commercial loans portfolio	2,246,799	2,265,269	8,324,039
Consumer loans portfolio	924,937	973,246	2,816,124
Private debt securities	179,116	251,678	385,060
(Allowances loan portfolio)	(755,807)	(776,846)	(2,268,091)
(Allowances on debt securities)	(60,531)	(90,492)	(62,703)

Total	2,534,514	2,622,855	9,194,429

The Bank has carried out an analysis of its loan portfolio in view of the new events and has booked as of March 31, 2003, incremental charges for allowances with the object of achieving a major degree of hedge for doubtful accounts in accordance with the BCRA standards.

By Communication “A” 3918, on April 4, 2003 the B.C.R.A. flexibilized until December 31, 2003 the criteria for classification and setting up of reserves on loans to debtors of the private non-financial sector. Following a conservative criterion, in order to maintain the level of coverage of the risk of loan losses, the Bank will maintain the provisions set up on the loan portfolio which exceed those required by the abovementioned communication.

1.2.5. Deposits. Rescheduling of balances. Swap for Government Bonds (Swap I and II)

Swap I

The Bank´s customers opted to swap their rescheduled deposits into bonds as follows:

Amount in thousands of pesos
Section 2 of Decree No. 905/2002	650,214
Section 3 of Decree No. 905/2002	6,098
Section 4 of Decree No. 905/2002	99,481
Section 5 of Decree No. 905/2002	39,259
Section 24 of Decree No. 905/2002	36,434

Total	831,486

% of total deposits	10.74%
% of deposits eligible for swap	31.20%

The Bank swapped the following holdings for the mentioned bonds subscription:

–	Argentine Federal Government 9% Bonds for a technical value (without the CER) of 318,640.

–	Federal Government secured loans for an average booking amount of 304,702.

–	The Bank plans to swap Provincial Loans for the difference (208,144), once the corresponding regulations have been issued.

Swap II

On March 31, 2003, the Bank received the following options from depositors (capital):

Amount in thousands of pesos
Federal Government Bonds in US dollars maturing in 2013	204,138
Federal Government Bonds in US dollars maturing in 2006	176
Certificate of deposit T-bills in pesos	1,866

Total	206,180

% of deposits eligible for swap	16.93%

Additionally, during 2002, the Bank reimbursed in cash 206,030 in rescheduled deposits pursuant to the option provided by the BCRA which, in the case of the Bank, were for deposits up to pesos 10,000 plus CER.

Advanced repayment:

At the date of issue of these financial statements, the Bank had received applications for the advanced repayment of rescheduled deposits under the terms of Decree 739/2003 for 608,176.

1.2.6 Deferred Tax

As of March 31, 2003, the Bank registers under Other Receivables (in the Tax Advance account) a taxable deferred asset of 366,000 (determined at December 31, 2002). Since this net deferred asset arises from temporary measure differences between the BCRA accounting and fiscal standards in effect, and taking into account that on a significant part of the assets which are generated there are uncertainties regarding the way to determine the recoverable value, accordingly, these uncertainties affect this asset recoverability.

1.2.7. Legal actions

I) Constitutional protection actions

The Bank has been notified of injunctions, mainly pursuant to constitutional protection actions, that require deposits to be reimbursed in cash in amounts larger than provided under current legislation or regulations, and/or the release of rescheduled deposits and/or declare the inapplicability of legislation passed by National Congress or measures issued by the Federal Executive or the BCRA. As of the date of filing these Financial Statements, neither Federal, or Buenos Aires City not Provincial courts had ruled on the substance of the matter; accordingly, the final outcome of these legal actions is unknown.

Owing to the equity loss that the fulfillment of the precautionary measures ordered by different courts in constitutional protection actions imply for the financial system and, in particular, for BF, the Bank has let this loss be known to the Ministry Economy and the B.C.R.A. expressing a reservation of legal rights.

To date the authorities have not ruled on possible compensation for the financial system in relation to these matters.

Furthermore, by means of Communication “A” 3916 dated April 3, 2003 the BCRA resolved to allow the capitalization of the differences arising from compliance with court orders in cases challenging regulations in force in accordance with Law 25,561, Decree 214/02 and complementary regulations in relation to deposits within the financial system. This asset (calculated according to the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book vale of 1.40 pesos per dollar plus CER to that date) will be able to be amortized in 60 monthly installments as from April 2003.

At March 31, 2003, BF records 807.998 capitalized for this reason, under Intangible Assets. At March 31, 2002, it recorded 27.731 capitalized under other receivables, which had been fully provisioned.

II) Portfolio variation coefficient

In accordance with that established by the current standards, the Bank has applied the CVS (Salary Variation Coefficient) for certain pesified loans.

Owing to the loss, which arises from the application in certain bank loans of the CVS coefficient instead of the CER one, the Entity has decided to demand for a compensation to the Economy Ministry and the BCRA. Accordingly, it has activated the 50% of the difference generated by the CVS coefficient application instead of the CER one on the understanding that the Federal Government shall compensate the Bank for the loss caused by this situation. As of March 31, 2003, this asset amounts to 97,000. At the date of these financial statements the National Government submitted a bill to the consideration of the National Congress contemplating that compensation.

III) Yield mistmatching

As a result of the measures adopted since the beginning of 2002, the financial system became exposed to a structural mismatching of rates and terms, with net financial income in particular being subject to the behavior of retail inflation (basically CER) as regards the rate of interest, as well as to the evolution of the exchange rate in relation to the position in foreign currency. A significant portion of the risk assets in the financial system and those held by the Bank are restated according to the CER plus an annual interest rate, whereas most liabilities earn real interest rates – except for the remaining portfolio of rescheduled deposits (Cedros) which is restated according to the CER index plus 2% p.a. This situation becomes more evident as the volume of rescheduled deposits declines, whether because of payment following court orders or because of releases and settlement of Cedros established by law. See Notes 1.1.6. and 1.1.7.

This mismatching was the cause of one of the complaints by the financial system that the Federal Government responded to favorably, with a partial solution through the issue of Decree 739/03 and BCRA Communication “A” 3941 dated April 30, 2003, according to which financial liquidity assistance from the Central Bank will start to accrue interest at the CER rate plus an annual rate of 3.5%. See 1.1.8.

The Board of Directors considers that as long as interest rates remain at current levels this situation will not generate additional negative impacts through to the end of the current year.

In the opinion of the Bank’s management and its legal counsel, it is highly probable that the Government will seek to compensate banks for the damage to their equity. At the date of issue of these financial statements it is not possible to determine the final outcome of these matters, and the statements do not therefore include any adjustment that could derive from the resolution of these uncertainties.

1.2.8. Advances requested from the BCRA and financing received from BBVA Madrid

For the purpose of covering the decrease in deposits, the Bank obtained, during the period March through July 2002, advances from the BCRA, which as March 31, 2003, amount to 1,822,270, and are recorded under “Other liabilities from financial transactions – BCRA Other”. In guarantee of such assistance, the Bank executed a first-degree collateral agreement whereby it encumbered in favor of the BCRA a portion of the Bank’s credit rights under the Guaranteed Loan Agreement executed on December 7, 2001, pursuant to Federal Executive Decree No. 1387/01 as supplemented and amended.

As the date of the issuance of these financial statement, the Bank has adhered to the cancellation procedure related to such assistance as described in note 1.1.8.

In addition to the advances granted by the BCRA, BF received from BBVA the following:

•	In April 2002, the Bank received assistance from BBVA Madrid in the amount of USD 159 million, from which USD 79,316 plus its accrued interests have been capitalized as of December 31, 2002 (note 2.3), in security for which it provided Guaranteed Loans to the Argentine Government and syndicated loans granted to customers of the non-financial private sector.

•	In May 2002, the Bank sold its equity interest in BBVA Uruguay to BBVA Madrid for USD 55 million (note 2.2).

•	In July 2002, the Bank entered into repurchase agreements with BBVA Madrid for an amount of USD 102.9 million.

In addition, BF has agreed upon the refinancing of simple corporate bonds for the amount of US$ 150 million maturing on October 31, 2002, through the issuance of a new bond. Such refinancing included the interest payment and of a 5% of the capital as of October 31, 2002, the payment of a 5.26% of the capital of the new bond to 180 days and the rest in a year. BBVA, who holds 13.33% of those corporate bonds, will assist BF as of the date of maturity of each principal installment, including the first payment made on October 31, 2002, to the extent of the amounts repayable by BF to BBVA in such respect. In addition, BF refinanced its foreign credit lines.

1.2.9. Technical Regulations

During 2001, BCRA Communication “A” 3498 introduced changes to the minimum cash and minimum liquidity requirements systems. The minimum cash requirements thus imposed are higher than before.

Subsequently, the BCRA issued Communication “A” 3597 as supplemented, which established the System for Minimum Application of Resources from on-demand and term obligation in pesos. The requirement had been established in 18%, and in December 2002 was reduced to 12%. Finally, the requirement had been established in 17% since April 1, 2003.

By the BCRA Resolution 36/2003, the Bank was authorized to reduce the minimum cash requirement in pesos for and up to the amount of the excess of the Minimum Application of Resources, originated in facilities granted by the BCRA in due time.

The Bank has requested the BCRA a) the November 2001 to February 2002 position compensation with regard to the minimum liquidity requirements in pesos with foreign currency, and b) the minimum cash position compensation in pesos between March and September 2002; being the subject currently under consideration by the oversight agency.

On March 7, 2003, the BCRA issued Communication “A” 3889, effective May 1, 2003, establishing that the absolute value of the overall position in foreign currency should not exceed 30% of the adjusted stockholders’ equity for the previous month. To comply with these limits, the Bank has submitted its proposed schedule for adaptation to the regulation, which is currently pending approval by the BCRA.

1.2.10. Future evolution of the economical situation and its effect on the Bank

The negative consequences of the situations described above on the Financial System overall and in particular on the Bank, involve the liquidity, the impact of the devaluation of the Argentine peso and the switch into pesos, the recoverability of loans to both the Government and the private sectors, lost profitability and the mismatch of terms and currencies.

In addition, the measures taken by the Federal Executive allowed progress towards the compensation for the asymmetrical switch into pesos (Note 1.1.4.) and coverage of the foreign currency position. Swap of rescheduled deposits for federal government bonds (Note 1.1.6.) allowed depositors to choose to take such bonds in exchange for their deposits and and depositors have been authorized to request the early repayment of these deposits. In addition, the BCRA has issued regulations on the procedures to be followed by financial entities to confirm their participation in the system for the settlement of advances and rediscounts. (Note 1.1.8.).

As from the third quarter of 2002, and with greater intensity in the first quarter of 2003, economic variables have begun to evolve favorably for the financial sector in general and for the Bank in particular. The most significant events have included:

•	An increase in the primary Treasury surplus and the reaching of a short-term agreement with the International Monetary Fund. Fiscal targets for the first quarter of 2003 agreed with the international agency have been met.

•	Decline in the exchange rate, as a result of a considerable trade surplus.

•	Increase in gross domestic product of 2% in the first quarter of 2003, compared to the previous quarter.

•	Wholesale and retail inflation rates have continued to slow, within a calmer financial context. Recent estimates indicate that retail inflation for 2003 will be lower than forecast (22%).

•	There has been growth in deposits in the financial system.

In the particular case of BF, it can be seen that:

•	it has increased its deposit portfolio and the volume of its transactions,

•	it has complied with minimum cash requirements for over nine months,

•	it has offered the early return of all Cedros arising from deposits in pesos, and it has settled its repurchase agreement transaction with the BCRA in the amount of 19,469.

•	at the date of approval of these financial statements it has completed the advanced repayment of Cedros for 608,176, having paid 318.023 in cash, set up 110,054 in 90-day term deposits and 176,855 in 120-day deposits.

Unless events outside its control, the Board of Directors expects the balance achieved will be maintained. The BCRA and the Bank are monitoring on a constant basis the results of the actions taken by the Bank with the aim of strengthening its financial position.

Nevertheless, at the date of presentation of these financial statements structural problems remain in the Argentine economy and the Argentine financial system that are pending solution. These include the conclusion of the process of compensation for banks, the reconstruction of the financial system, the start of negotiations with foreign creditors, negotiations with privatized utility companies and the completion of the debt restructuring process by companies in the private sector.

The Board of Directors is optimistic regarding the future development of operations, especially if the State were to make good the significant gap implicit in compliance with the release of blocked funds following court orders, and were to compensate the financial system for the financial and economic loss for banks resulting from the application of the CVS instead of the CER, as well as compensating for the mismatching between assets and liabilities that are restated according to indexes and assets and liabilities subject to interest rates.

The impacts generated by these issues on the Bank’s equity and financial position as of March 31, 2003 were acknowledged in accordance with the regulations of the BCRA and with the best estimates made by the Bank’s Management in those cases not specifically regulated as of the date of issuance of these financial statements. Thus, it has not been possible to foresee the future evolution of these variables and their potential effect on the Bank.

2.	CORPORATE SITUATION AND BANK’S ACTIVITIES

2.1.   Corporate situation

BBVA Banco Francés S.A. (BF) has its main place of business in Buenos Aires and operates a 241-branch network and 39 offices of its affiliate Credilogros Compañía Financiera S.A.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the bank, direct and indirectly, with 79.52% corporate stock as of March 31, 2003.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

2.2.	Sale of interest in Banco Bilbao Vizcaya Argentaria Uruguay S.A.

On May 13, 2002, the Bank entered into an agreement with BBVA for the sale of its 60.87% interest in BBVA Uruguay. This transaction was approved by the Bank´s Board of Directors at their meeting held on May 13, 2002, and the Central Bank of the Uruguayan Republic on May 10, 2002. The total selling price for the shares amounted to USD 55 million, which was collected on the date the transaction was carried out, without giving rise to any significant result.

2.3. Capital increase

At the Regular and Special Meetings held on August 7, 2002, the stockholders approved the Bank´s capital increase in the amount of up to 1,250,000 nominal value for the subscription of common, book-entry shares, entitled to one vote per share. Those shares may be paid up in cash and/or with subordinated corporate bonds in foreign currency issued by the Bank, maturing on March 31, 2005, and/or loans granted by BBVA to the Bank. At the referred meeting the stockholders delegated to the Board of Directors the powers to establish the remaining conditions.

The Bank´s Board of Directors, at this meeting of December 5, 2002, decided on the following issues, among others, the value of subordinated corporate bonds to capitalize USD 58.10 per USD 100 nominal value, based on valuation reports made by independent third parties.

On December 31, 2002, was decided to declare the capital increase closed, 158,361,439 new shares in the exercise of preferential right and 135,101 new shares in the exercise of the right of accession were subscribed and integrated.

Changes in the Bank’s capital stock during the last 4 fiscal years are as follows:

				Total (in thousands)
Capital Stock as of December 31, 1998:				186,631

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount (in thousands)	Total (in thousands)
04-27-1999	08-20-1999	(1)	23,000	209,631

08-07-2002	02-06-2003	(1)	158,497	368,128	(2)

(1)	Through public subscription of shares.
(2)	The amount of Capital Stock is fully paid in and authorized for public offering by CNV.

2.4.	Banco Francés (Cayman) Limited

On August 15, 2002, the Bank made a capital irrevocable contribution in kind (Federal Government Guaranteed Loans GL 08) with original nominal values of USD 185,043,841, which were pesificated under the Executive Orders mentioned in 1.1.1, representing a book value in pesos, as of that date, of 305,409. Such contribution was authorized by Resolution No. 360 of BCRA´s Board of Directors and by the Cayman Islands Monetary Authority dated May 30, 2002, and February 19, 2003 respectively.

In addition, on March 24, 2003, the Bank has made the contribution in kind of the Federal Government Libor 2012 bonds in US dollars received as compensation, as disclosed in 1.2.2. derived from the pesification effect of the Federal Government Guaranteed Loans portfolio held by such subsidiary. Though Board Resolution No. 645 of October 17, 2002, the BCRA authorized the Bank to make the contribution in kind in the mentioned subsidiary for an amount up to USD 386 million of BODEN 2012 (amount resulting of the guaranteed Loans holdings in that subsidiary as of December 31, 2001). The Monetary Authority of the Cayman Islands has authorized the abovementioned capitalization through the resolution dated February 19, 2003.

3.	SIGNIFICANT ACCOUNTING POLICIES

3.1.	RESTATEMENT OF THE HEAD OFFICE’S AND LOCAL BRANCHES FINANCIAL STATEMENTS IN EQUIVALENT PURCHASING POWER

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

The Bank presents its financial statements in equivalent purchasing power, following the restatement method established by FACPCE Technical Resolution No. 6 (modified by Technical Resolution No.19), using adjustment rate derived from the internal Wholesale Price Index published by the INDEC.

Accordingly to the above mentioned method, the accounting measurements were restated by the purchasing power changes through August 31, 1995. As of that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting measures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1°, 2002, considering the previous accounting measures restated as of December 31, 2001.

By Communication “A” 3921 of the B.C.R.A. and General Resolution No. 441/03 of the National Securities Commission (C.N.V.), in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

3.2.	COMPARATIVE INFORMATION

As required by the regulations of the B.C.R.A., the financial statements for the three-month period ended on March 31, 2003 are presented in comparative form with those for the same period of the previous year. To that end, the financial statements for the period ended on March 31, 2002 were restated into currency units of February 28, 2003 through the application of the adjustment coefficient derived from the internal wholesale price index published by the National Institute of Statistics and Census (I.N.D.E.C.).

At March 31, 2002, the regulations of the B.C.R.A. did not contemplate the disclosure of rescheduled deposits separately from freely available deposits. Since at March 31, 2003 rescheduled deposits and the CEDROS are disclosed separately from the remaining deposits, the financial statements at March 31, 2002 have been reclassified taking into account the rescheduled time deposits for the sole purpose of their presentation in comparative form with the financial statements at March 31, 2003.

3.3. VALUATION METHODS

The main valuation methods used in the preparation of the financial statements have been as follows:

a) Foreign currency assets and liabilities:

As of March 31, 2003, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of such year. The exchange differences were charged to income (loss) for the period.

As of March 31, 2002, the assets and liabilities in foreign currency were converted at the Banco Nación selling exchange rate effective for each currency as of the last day on which foreign exchange transactions were carried out in Argentina. Exchange differences were credited/charged to income for the period.

b) Government and private securities:

Government securities:

•	Holdings in investment accounts:

•	Federal Government Compensation: BCRA Communication “A” 3785, dated October 29, 2002, determined that the Federal Government Bonds (BODEN 2012) received for the compensation mentioned above could be booked at technical value, limiting dividend distribution in cash to income exceeding the difference between book value and the listing value of such bonds booked in the month in which the year is closed. Additionally, such Communication set forth that the cap derived from rising market price by 20% will not apply for the valuation of the bonds mentioned above for treating valuation differences.

As of March 31, 2003, the Bank booked the compensation received, pursuant to the provisions of BCRA Communication “A” 3785 at nominal residual value as of such date, plus interest accrued pursuant to the conditions of their issuance, converted into Argentine pesos under the method described in note 3.3.a)

•	Remaining holding: as provided by Communication “A” 3278 by the BCRA, they were valued at acquisition cost, increased by compound interest formula due to the accrual generated on the internal rate of return and the time elapsed from the acquisition date.

The book value for each security is decreased in the amount of the positive difference resulting from the book value less 120% of the market value.

The differences existing between acquisition values and those mentioned in the preceding paragraphs were credited/charged to income of each period.

•	Holdings for trading or financial transactions: they were valued based on current listed prices for each security as of March 31, 2003 and 2002. Differences in listed prices were credited/charged to income for the three month periods then ended.

•	Unlisted government securities: at March 31, 2003 these bonds were valued at the lower of present or technical value (including restatement and accrued interest), as established by Communication “A” 3911 of the B.C.R.A.

The present value was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 3%, in accordance with the provisions of the abovementioned Communication.

The effect of differences between the value determined for each security (the lower of present or technical value) and their theoretical value amounted to (3,631) and was charged to the balancing account established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003 restated by the CER through the end of the period.

At March 31, 2002, they were valued at their nominal residual value plus income accrued through the end of the period.

Investments in listed private securities:

•	Equity and debt instruments: they were valued based on current listed prices as of March 31, 2003 and 2002. Differences in listed prices were credited/charged to income for the fiscal years then ended.

c) Government loans

Federal Government secured loans—Decree No. 1387/2001:

At March 31, 2003 these bonds were valued at the lower of present or technical value, as established by Communication “A” 3911 of the B.C.R.A.

The present value was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 3%, in accordance with the provisions of the abovementioned communication.

The technical value was calculated in accordance with the swap values established by the Ministry of Economy at November 6, 2001 plus interest accrued through the end of the period, converted into pesos at rate of $ 1.40 per dollar plus CER.

The net effect of differences between the value determined for each security (the lower of present or technical value) and their theoretical value amounted to 427.254 and was charged to the balancing account established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003, net of the balancing account derived from the swap set forth by Decree 1387/01 and restated by the CER through the end of the period.

At March 31, 2002, they were stated at the swap values established by the Ministry of Economy as of November 6, 2001, plus the related interest accrued through period end, translated into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar and adjusted to the CER.

As set forth Communication “A” 3366 and “A” 3385 of the BCRA, the initial value of guaranteed loans matched the previous book value of federal government bonds and/or loans as of the swap date, without giving rise to any income (loss) for the swap recognition, since the positive difference generated between the swap values established by the Ministry of Economy and the book value of the swapped bonds was reflected in a balancing account.

Provincial Governments secured loans and other Government loans

At March 31, 2003 these bonds were valued at the lower of present or technical value (including restatement and accrued interest), as established by Communication “A” 3911 of the B.C.R.A.

The present value was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 3%, in accordance with the provisions of the abovementioned communication.

The effect of differences between the value determined for each security (the lower of present or technical value) and their theoretical value amounted to (123,995) and was charged to the balancing account established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003 restated by the CER through the end of the period.

At March 31, 2002, they were valued at their nominal residual value plus income accrued through the end of the period.

d) Interest accrual:

Interest has been accrued according to a compound interest formula in the fiscal years in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, rescheduled certificates of deposit subject to CER (“CEDROS”) and guaranteed loans (Decree No. 1387/2001), on which interest has been accrued by the straight line method.

e) CER accrual:

As mentioned in Note 1, as of March 31, 2003 and 2002, receivables and payables have been adjusted to the CER as follows:

•	Guaranteed loans: they have been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER effective 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of these loans.

•	Other loans and receivables from sale of assets: they have been adjusted under Communication “A” 3507 of the BCRA and supplementary regulations, which resolved that the payments through September 30, 2002, will be made under the original terms of each transaction and will be booked as prepayments, where as from February 3, 2002, the principal was adjusted to the CER prevailing on March 31, 2003, deducting the prepayments mentioned above as from the payment date, except those subject to the provisions of Decrees 762/02 and 1242/02, which excluded the application of that coefficient from some mortgage, pledge, personal and other lines of credit.

•	Deposits and other assets and liabilities: The CER prevailing on March 31, 2003 and 2002 was applied.

f) Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions and contingent commitments: this allowance has been calculated based on the Bank´s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2729 and supplemented of the BCRA (see note 1.2.4.).

g) Loans and deposits in government securities:

They were valued at current listed price for each security as of March 31, 2003 and 2002, plus related accrued interest. Differences in listed prices were credited/charged to income for the periods then ended.

h) Instruments to be received and to be delivered for spot and forward transactions pending settlement:

•	In foreign currency: as of March 31, 2003 , they were valued according to the bench-mark exchange rate of the BCRA for each currency determined on the last business day of the period.

As of March 31, 2002, they were valued at the Banco Nación’s selling exchange rate for each currency determined on the last business day of the period.

•	Of securities, associated with repurchase agreements:

•	Holding in investment accounts (government securities): they were valued based on the criterion described in note 3.3.b.). At March 31, 2003 the Bank entered into reverse repurchase agreements with BBVA with Argentine External Bills (Letras Externas de la República Argentina) amounting to 564,710 due in April 2003.

•	Holdings for trading or financial transactions (government and private securities): they were valued based on the criterion described in note 3.3.b.).

i) Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of March 31, 2003 and 2002.

j) Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not received as of March 31, 2003 and 2002.

k) Other receivables from financial transactions: Compensation to be received from the Federal

Government:

As of March 31, 2003 and 2002, the compensation to be received by the Bank has been booked as “Other receivables from financial transactions—Other receivables not covered by debtor classification regulations”, and was valued at the residual nominal value of the Federal Government Bonds in US dollars plus the interest accrued according to the conditions of issuance, switched into pesos according to the provisions of note 3.3.a.).

l) Assets subject to financing leasing:

As of March 31, 2003 and 2002, they have been valued at the current value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

m) Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized: they were valued based on the following methods:

•	Credilogros Compañía Financiera S.A., Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., Consolidar Cía. de Seguros de Retiro S.A. and Atuel Fideicomisos S.A.: were valued by the equity method.

•	Banco Francés (Cayman) Ltd. and BBVA Uruguay S.A. (as of March 31, 2002): were valued by the equity method, converted into pesos according to the following methods:

The financial statements were adapted to the professional accounting standards effective in Argentina and the rules of the BCRA. Such financial statements, which were originally stated in foreign currency, were converted into Argentine pesos as described below:

•	Assets and liabilities were converted based on the criterion described in 3.3.a.).

•	The assigned capital and irrevocable contributions were calculated at the ARS amount remitted by the Bank

•	Unappropriated earnings were determined by the difference between assets, liabilities and assigned capital, converted into pesos as indicated above.

•	Income (loss) for the period was determined by the difference between unappropriated earnings at beginning and period end, and was allocated to “Income (loss) from long-term investments”.

•	Investments in non controlled financial institutions, supplementary activities and authorized: they were valued according to the following methods:

•	Rombo Cía. Financiera S.A., Visa Argentina S.A., Banelco S.A. and Interbanking S.A.: were valued by the equity method.

•	Bladex S.A.: was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 3.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

•	Other non controlled affiliates: they were valued based on the following methods:

•	Consolidar A.R.T. S.A. and BBVA Seguros S.A.: were valued by the equity method.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

As from the effectiveness date of Law No. 25,063, dividends in cash or in kind received by the Bank from investments in other companies in excess of accumulated taxable income of such companies at the time of distribution thereof shall be subject to a 35% income tax withholding, which shall be a single and final payment.

n) Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 3.1., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned.

o) Intangible assets:

They have been valued at acquisition cost restated as explained in note 3.1., less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

p) Employee termination pay:

The Entity expenses employee termination pay disbursed.

q) Income tax:

The Bank determined the charge for income tax applying the effective 35% rate to taxable income estimated for each year considering the effect of temporary differences between book and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

Tax on minimum presume income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. This tax is supplementary to income tax: while the latter is lived on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank´s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

As of March 31, 2003 and 2002, the Bank has estimated the existence of a net operating loss in the income tax and has activated under the “Other receivables” account a charge for tax on minimum presumed income for the amount of 42,515 and 28,018, respectively. In addition, as a consequence of the application of the deferred tax method as of March 31, 2003 and 2002, the Bank has registered under the “Other receivables” account a net deferred asset of 366,000 and 108,043 respectively (see note 1.2.6).

At March 31, 2003 and 2002 net deferred assets was made up as follows:

	2003	2002
Tax loss carryforwards	—	—
Deferred tax assets	466,915	205,439
Deferred tax liabilities	(100,915)	(97,396)

Net deferred assets	366,000	108,043

At March 31, 2003 and 2002, the Bank has not recognized any charge for income tax and has estimated that timing differences will not be material.

The AFIP (Argentine Public Revenue Administration) inspected open tax periods and the Bank received ex officio assessments, which were appealed before the Argentine Administrative Tax Court. Such agency, to the issuance date of these financial statements, issued and opinion on the ex officio assessment made in 1992, partially admitting the claim of tax authorities. On June 18, 2002 the Bank decided to appeal this ruling with the Court of Appeals, where it is being treated at present. Bank Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the periods in question.

r) Allowance for other contingencies:

Includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

s) Stockholders’ equity accounts:

They are restated as explained in note 3.1., except for the “Capital Stock” and “Non capitalized contributions´ account which has been kept at original value. The adjustment resulting from its restatement is included in the “Adjustment to Stockholders´ Equity—Adjustment to Capital Stock” account.

t) Statement of Income Accounts:

•	Accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, operating expenses, etc.) were restated by applying the adjustments coefficients to the historical amounts accrued on a monthly basis, up to February 28, 2003.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or usage of nonmonetary assets were computed based on the value of such assets, as mentioned in note 3.1.

•	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 3.1.

•	The effect derived from inflation for maintaining monetary assets and liabilities up to February 28, 2003, has been recorded in three accounts: “Monetary income (loss) on financial intermediation”, “Monetary income (loss) on operating expenses” and “Monetary income (loss) on other operations”.

u) Result per share:

At March 31, 2003 and 2002 the Bank calculates the net result per share on the basis of 368,128,432 and 209,631,892 ordinary shares, respectively, of $ 1 par value each. The net result for the periods ended on those dates is as follows:

	2003	2002
Net loss for the period	153,932	42,058
Net loss per share for the period	$0.42	$0.20

4.	DIFFERENCES BETWEEN BCRA STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES EFFECTIVE IN BUENOS AIRES CITY—ARGENTINA

By Resolutions CD Nos. 238/01, 243/01, 261/01, 262/01 and 187/02 the Professional Council in Economic Sciences of Buenos Aires City (C.P.C.E.C.A.B.A.) approved, with certain amendments, Technical Pronouncements Nos. 16, 17, 18, 19 and 20 incorporating certain changes to the professional accounting valuation and disclosure standards, which are mandatory applicable as from years commenced on July 1, 2002 and interim periods corresponding to those years. Furthermore, by General Resolution No. 434, the

National Securities Commission (C.N.V.) adopted, with certain amendments, Technical Pronouncements Nos. 16 to 20 based on the resolutions of the C.P.C.E.C.A.B.A., which will be mandatory applicable as from the years commenced on January 1, 2003.

The Bank has prepared these financial statements applying the regulations of the B.C.R.A., which do not contemplate the new valuation and disclosure criteria incorporated to the professional accounting standards in effect in the Buenos Aires City.

The main differences between the regulations of the B.C.R.A. and the professional accounting standards in effect in the Buenos Aires City are detailed below.

I. Restatement of the financial statements to recognize the changes in the purchasing power of the currency

These financial statements recognize the effects of changes in the purchasing power of the currency through February 28, 2003 following the restatement method established by Technical Pronouncement No. 6 of the F.A.C.P.C.E. (amended by TP No. 19). In accordance with Decree No. 664/2003 of the National Executive Branch, Communication “A” 3921 of the B.C.R.A. and Resolution No. 441 of the C.N.V., application of that method was discontinued by the Bank and, therefore, it did not recognize the effects of changes in the purchasing power of the currency arising after March 1, 2003.

The financial statements at March 31, 2002, presented for comparative purposes, were restated following the same criterion.

In accordance with Resolution MD 10/2003 of the C.P.C.E.C.A.B.A., the professional accounting standards continue to adopt this method. As the changes in the internal wholesale price index (I.P.I.M.) corresponding to March 2003 amounted to 0.56% (negative), the effects from not having recognized that variation on the books are not considered to be material in relation to the financial statements taken as a whole.

II. Valuation criteria

Valuation of assets with the non-financial public sector

a) Secured loans

As detailed in Note 1.2.3, during the year ended on December 31, 2001, as a consequence of the provisions of Decree No.1387/01, on November 6, 2001, the Bank and its subsidiaries exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a nominal value of US$ 3,291,795 for Secured Loans. At March 31, 2003 and 2002, those loans are recorded under “Loans—to the Public Sector” amounting to 5,695,212 and 7,362,457, respectively, in accordance with the criterion described in Note 3.3.c. In accordance with Resolution CD No. 290/01 of the C.P.C.E.C.A.B.A., at March 31, 2003 and 2002 these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, which as from that date are considered as transaction cost, plus interest accrued through the end of each period, converted into pesos at the rate of $ 1.40 per dollar plus CER.

b) Compensation receivable under sections 28 and 29 of Decree No. 905/2002 of the National Executive Branch

At March 31, 2003 and 2002, the Bank and its subsidiaries hold government securities received and receivable generated by the compensation established by sections 28 and 29 of Decree No. 905/2002 of the National Executive Branch (see Notes 3.3.b. and 3.3.k.) amounting to 1,779,385 and 3,053,663, respectively, under “Government securities—holdings in investment accounts” and “Other receivables from financial transactions—Others not covered in debtor classification regulations”, respectively.

c) Government securities held in investment accounts

At March 31, 2003 and 2002, the Entity recorded Argentine External Bills amounting to 637,659 and 1,009,280 under “Government Securities—holdings in investment accounts” and “Other receivables from financial transactions—Instruments to be received from spot and forward purchases”, respectively.

In accordance with professional accounting standards in force in the Buenos Aires City, the assets mentioned in paragraphs b) and c) above must be valued at their current value. At the date of approval of these financial statements, the traded volume of these assets has not been material. Consequently, the known market value of those assets might not represent the value at which they could be realized.

d) Effects caused by court measures related to deposits

As mentioned in Note 1.2.7., at March 31, 2003, the Bank recorded assets amounting to 807,998 under “Intangible Assets—Organization and Development Expenses” corresponding to differences resulting from compliance with the court measures generated by the repayment of deposits in the financial system within the framework of Law No. 25.561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the B.C.R.A. In accordance with current professional accounting standards, those amounts (originally recorded under “Other Receivables—Miscellaneous Debtors”) should be recognized based on the best possible estimate of amounts receivable, considering the circumstances mentioned in that note.

III. Disclosure aspects

a) Comparative financial statements

The new professional accounting standards incorporate the obligation to disclose certain information in the basic financial statements or as complementary information, which has not been included in these financial statements. Those standards require disclosure of figures in the balance sheet at March 31, 2003 in comparative form with those for the immediately preceding full year (in this case, December 31, 2002). As mentioned in Note 3.2., the regulations of the B.C.R.A. require comparative disclosure with the balance sheet for the same period of the previous year.

b) Unrealized valuation difference

As mentioned in Note 1.2.2, at March 31, 2002 the Bank recognized 462,857 under “Unrealized valuation difference” in the shareholders’ equity corresponding to the portion of compensation received under sections 28 and 29 of Decree No. 905/02 of the National Executive Branch, equivalent to the recognition of 40% on the net position in foreign currency at December 31, 2001. In accordance with the professional accounting standards in force in the Buenos Aires City, at March 31, 2002 that amount should have been appropriated to the results of that period.

5.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

As of March 31, 2003 and 2002, the breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	2003	2002
– OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS Other receivables not covered by debtor classification regulations
Compensation to be received from Federal Government	253,431	3,053,663
Other	92,311	243,436

Total	345,742	3,297,099

– INVESTMENTS IN OTHER COMPANIES
In controlled-supplementary activities	205,810	208,916
In non-controlled-supplementary activities	8,112	7,966
In other non-controlled companies	35,463	42,314

Total	249,385	259,196

		2003	2002
–	OTHER RECEIVABLES
	Prepayments	15,106	5,456
	Balances from losses to be recovered	108	3,434
	Guarantee deposits	15,699	27,171
	Miscellaneous receivables (1) (2)	161,729	150,984
	Tax prepayments (note 1.2.6)	428,273	176,009
	Other	3,017	2,117

	Total	623,932	365,171

(1)	As of March 31, 2003 it includes the 50% of the return differential of the CER index with respect to the CVS, which amounts to 97,000 (see note 1.2.7).
(2)	As of March 31, 2003 it includes the exchange differences paid for constitutional protection actions.

–	DEPOSITS
	Rescheduled certificates of deposit “CEDROS”	1,011,663	6,024,119
	Rescheduled deposits to be swapped by government securities	204,314	—
	Frozen balances	11,938	51,884
	Other	212,566	184,721

	Total	1,440,481	6,260,724

–	OTHER LIABILITIES
	Accrued salaries and payroll taxes	16,050	26,602
	Accrued taxes	31,378	47,127
	Miscellaneous payables(1)	53,411	1,962,129
	Other	4,496	1,842

	Total	105,335	2,037,700

(1)	Includes 1,895,668, as of March 31, 2002, for the capital irrevocable contribution to Banco Francés (Cayman) Ltd. (note 2.2)

–	MEMORANDUM ACCOUNTS—DEBIT—CONTROL
	Items in safekeeping	29,436,375	58,219,022
	Collections items	633,129	1,100,242
	Checks drawn on the Bank pending clearing	66,252	127,725
	Other	2,089	845

	Total	30,137,845	59,447,834

–	FINANCIAL INCOME
	Gold and foreign currency exchange difference	—	1,187,443
	Premiums on sales of foreign currency	—	2,405
	Other	713	1,653

Total	713	1,191,501

		2003	2002
–	FINANCIAL EXPENSES
	Gold and foreign currency exchange difference	59,645	9,316
	Valuation adjustment, loans to the public non-financial sector Communication “A” 3911	427,254	—
	Loan impairment loss	—	212,755
	Other	9,268	18,337

	Total	496,167	240,408

–	SERVICE EXPENSES
	Turn-over tax	1,067	3,249
	Other	41	151

	Total	1,108	3,400

–	OPERATING EXPENSES
	Rent	7,455	6,131
	Depreciations of bank premises and equipment	13,198	11,968
	Amortizations of organization and development expenses	17,241	20,067
	Electric power and communications	4,693	8,567
	Maintenance, conservation and repair expenses	4,821	7,812
	Security services	3,388	6,687
	Other	3,306	3,383

	Total	54,102	64,615

–	OTHER INCOME
	Income from sale of bank premises and equipment	58	555
	Rent	94	471
	Adjustment and interest on other receivables	19	1,023
	Other	491	1,867

	Total	662	3,916

6.	RESTRICTIONS ON ASSETS

As of March 31, 2003, there are Bank assets, which are restricted as follows:

a)	The Public and Private Securities account includes 379,994 in Federal Government bonds in US dollars LIBOR 2012 which, as mentioned en note 1.2.2), have been frozen until final confirmation by the BCRA of the compensation amount.

b)	The “Loans to government sector” account includes 64,694 in guaranteed loans—decree 1387/01 allocated to the guarantee required to act as custodian of investment securities related to pension funds.

c)	Out of the Bank’s active loan portfolio, 5,584 is allocated to the guarantee securing payables to the BCRA.

d)	The “Loans to government sector” account includes 2,869,096 in guaranteed loans—decree 1387/01 allocated to the guarantee for the advances received from the BCRA (note 1.2.8).

e)	The “Loans to the non financial private sector and residents abroad” account includes 355.994 in syndicated loans provided as security for the assistance received from BBVA Madrid (note 1.2.8).

7.	CONTINGENTS

EXPORT TAX REBATES

In January 1993, ex-BCA found out that a group of companies presumably related among them had used fake documentation to collect export tax rebates, under current legislation through certain of its branches.

Immediately upon becoming aware of such events, the ex-BCA reported this situation to the Federal Police Banking Division pressing criminal charges before the Federal Criminal Court No. 2, Clerk’s Office No. 5 of the City of Buenos Aires.

The BCRA has made certain observations to the procedure followed by the ex-BCA in paying tax rebates. The ex-BCA has based its reply to the BCRA on the fact that the aforesaid payments had been made complying strictly with current regulations for the aforesaid transactions.

On October 14, 1994, the General Director for Legal Affairs of the Ministry of Economy and Public Works and Utilities (MEOSP) ordered the ex-BCA to reimburse the amount which may be applicable to tax rebate payments which, in his opinion, were considered inapplicable.

On October 26, 1994, the ex-BCA filed a notice with the MEOSP by which it fully and emphatically rejected the aforesaid order for containing untrue, erroneous and legally unfounded representations since the ex-BCA acted in strict compliance with current regulations when carrying out each and every transaction related to the payment of export tax rebates.

On December 17, 1996, the ex-BCA was notified of the lawsuit filed by the Federal State in the action styled MEOSP, Federal State vs. BCA in regard of “Request for Opinion”, at the Federal Administrative Tribunal of Original Jurisdiction, Clerk’s Office No. 1 of the City of Buenos Aires.

The lawsuit has been filed for an undetermined amount in November 1995 even when it was first notified by the Federal State on the aforesaid date.

In February, 1997, the ex-BCA put forth a defense to stop the progress of the lawsuit filed by the Federal Government suspending the term until the complaint is answered. In that filing the Bank’s Legal Counsel alleged that the ex-BCA acted in compliance with the standards in force, and after a background analysis, it became abundantly clear that it was the responsibility of the government agencies that had not met the express control standards under their exclusive charge.

The abovementioned exception was dismissed on December 1997 by the judge hearing the case, therefore, in February 1998, the Bank decided to file an appeal with the Court of Appeals.

The Court of Appeals ruled in favor of the bank’s appeal, that is to say, it upheld the bank’s defense based on a legal defect and its request that the Banco de la Nación Argentina, the Customs Service and the BCRA be summoned as parties to the suit. Both such requests were rejected by the court of original jurisdiction and have now deserved a favorable ruling from the appellate court.

At present, the proceedings are awaiting that the Federal State will amend the vices of its action, hence once this has been complied with, notifications will be resumed. Irrespective of the above, it has been agreed to suspend the legal proceedings with a view to a possible out-of-court transactions formulated by sellers, since this out-of-court settlement was dropped by sellers, the abovementioned legal proceedings were resumed. Despite the suspension of terms, the parties agreed to a pre-trial stage for the production of evidence.

In any event, the eventual contingency resulting from such situation will be assumed by the sellers of the ex-BCA under the terms of the shares sales contracts.

8.	TRANSACTIONS WITH SUBSIDIARIES AND AFFILIATES (ART. 33 OF LAW No. 19,550)

The balances as of March 31, 2003 and 2002, for transactions performed with parents, subsidiaries and affiliates are as follows:

	Balance Sheet				Memorandum Accounts(1)
	Assets		Liabilities
Company	2003	2002	2003	2002	2003	2002
BBVA Madrid	619,302	—	548,551	—	3,686	28,335
Francés Valores Sociedad de Bolsa S.A.	2,406	—	3,038	1,316	499	151
Banco Francés (Cayman) Limited	—	784	288,294	86,148	29,792	48,292
Consolidar A.R.T. S.A.	—	—	27,450	51,869	183,902	—
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	—	10	9,085	34,898	64,995	116,148
Consolidar Cía. de Seguros de Retiro S.A.	17	—	162,167	76,213	2,288,289	—
Consolidar Cía. de Seguros de Vida S.A.	6	—	16,744	89,877	431,241	—
Banco Bilbao Vizcaya Argentaria Uruguay S.A.	—	—	—	—	—	8,666
Credilogros Compañía Financiera S.A.	19,621	118,668	2,312	3,845	—	—
Atuel Fideicomisos S.A.	—	—	912	—	86	—
BBVA Seguros S.A.	446	—	9,689	—	34,193	—
Consolidar Comercializadora S.A.	—	—	1,195	3	1,352	—
PSA Finance Cía Financiera Argentina S.A.	129	—	6,083	—	9,480	—
Rombo Cía. Financiera S.A.	192	19,481	5,067	5,111	—	—
Francés Administradora de Inversiones S.A.	—	—	5,587	7,830	1,829	—
Inversora Otar S.A.	1,479	—	285	547	212,646	—

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations.

9.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM AND BANK LIQUIDITY FUND

9.1.	Bank deposits guarantee insurance system

Law No. 24,485, published on April 18, 1995, and Decree No. 540/95 of the same date provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory, and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, as a subsidiary and supplementary protection to the one offered by the system of bank deposit privileges and protection created by the Financial Institutions Law.

Such Law provided for the organization of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) to manage the Deposit Guarantee Fund (FGD), whose shareholders, as amended by Decree No. 1292/96, will be the BCRA with one share, as a minimum, and the trust made up of the financial institutions is such proportion as may be determined by the BCRA for each one, based on their contributions to the FGD.

This guarantee system does not include deposits made by other financial institutions (including certificates of deposits acquired by secondary trading), deposits made by persons directly or indirectly related to the financial institution, the deposits procured through systems offering additional incentives to the interest rate (among which, the deposits obtained through the “Libretón” product are contemplated), certificates of deposits of securities, acceptances or guarantees and, lastly, those deposits made after September 1998, at a rate exceeding by two percentage points per annum the rolling average for the last five banking days of the deposit rates found by the survey performed by the BCRA. Communication “A” 2399 issued on December

15, 1995, includes within the exemptions those certificates of deposit transferable whose ownership has been acquired by way of endorsement.

By Communication “A” 2337 of May 19, 1995, the BCRA notified the financial institutions about the approval of the regulations on the application of the guarantee system as from April 18, 1995.

In August 1995, such company was organized. The Bank holds a 9,8512% equity interest therein.

Decree No. 1127/98 of the Federal Executive of September 24, 1998, modified the amount covered by the deposit guarantee system established by Decree No. 540/95, increasing such amount to thirty thousand, irrespective of the term. In the case of transactions in the name of two or more persons, the guarantee will be prorated among the respective holders. The total guarantee amount by person may not exceed the abovementioned amount, regardless of the number of accounts and/or deposits.

The deposits for amounts over thirty thousand are also included in the guarantee system up to such maximum limit. The BCRA may decide at any time and in general terms the amendment of such guarantee system cover amount based on the development of the consolidation process of the Argentine Financial System and other indicator that may be considered appropriate.

On January 21, 2000, the BCRA established by Communication “A” 3064 that, as from the irrevocable contributions for January 2000, the contribution percentage will be reduced from 0.03% to 0.015% provided that for the remaining 0.015%, the financial institutions and SEDESA execute a loan agreement to fund the FGD. On February 8, 2000, the Bank executed the abovementioned loan agreement, recording such financing under the “Other Receivables from Financial Transactions” account, in accordance with BCRA regulations.

According to Communication “A” 3153 of the BCRA, from September 2000, contributions decreased from 0.03% to 0.015% and the obligation to take the loans mentioned in the prior paragraph was abrogated. However, effective loans agreed prior to that date will remain effective until their cancellation.

Finally, on November 9, 2001, through Communication “A” 3358, the BCRA decided to reestablish the ordinary contribution to the deposit guarantee fund at 0,03% as from the date upon which the contributions for December 2001 are made.

As of December 31, 2002, the Bank had granted loans to SEDESA in the amount of 10,774 registered in “Other receivables not covered by debtor classification regulations” account, that mature from January through August, 2003.

9.2.	Bank Liquidity Fund (FLB)

On December 26, 2001, the Federal Executive issued Decree No. 32/2001 whereby it created the FLB to provide the financial system with adequate liquidity levels. The FLB will be effective during five years as from the date on which the decree is published and it will be managed by SEDESA, which will act as trustee thereof, and will be set by financial institutions by subscribing Class A Certificates of Participation and by the Federal Government by subscribing Class B Certificates of Participation.

As of December 31, 2001, the Bank contributed in USD 54,436 thousands to the FLB. During April, 2002, the contribution was reimbursed to the bank, after its switch into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar.

10.	TRUST ACTIVITIES

10.1.	Financial Trusts

On January 5, 2001, the BCRA’s Board of Director issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s (a bank organized under Argentine legislation) senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of March 31, 2003, total estimated corpus assets amount to 37,973 and it is registered in memorandum debit accounts “For trustee activities—Funds received in trust”.

10.2.	Non Financial Trust

BF acts as trustee in 60 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settlor) vis-à-vis the beneficiaries are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settlor, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settlor or to whom it may indicate. The trust assets represent about $ 5.873 million and are of different kinds, because even though the majority of them consist of cash or creditors’ rights, BF is also trustee of real estate and shares.

11.	CORPORATE BONDS

11.1.	Corporate Bonds issued by BF

The Regular Stockholders’ Meeting of ex-Banco Francés del Río de la Plata (ex-BFRP) held on September 30, 1994, authorized the creation of a five-year program for issuance and reissuance of corporate bonds, nonconvertible into shares, for an amount of up to US$ 500,000,000.

On October 6, 1997, the Regular and Special Stockholders’ Meeting ratified for the whole program effective period the delegation to the Board of Directors, approved by the Regular Stockholders’ Meeting held on September 30, 1994, of the necessary powers to determine all the issuance conditions of the corporate bonds (including collection subordination) to be issued under the company’s corporate bonds issuance program for an outstanding amount of up to US$ 500,000,000, authorized by CNV’s Certificate No. 87 of December 16, 1994.

On April 27, 1999, the Regular and Special Stockholders’ Meeting decided to extend the term of the abovementioned program for five years, authorizing the Board of Directors to take the necessary steps for issuance thereof. In addition, it authorized the issuance of corporate bonds convertible into share of commons stock in the amount of up to US$ 200,000,000 either under the Bank’s program or otherwise, grating the Board of Directors the necessary authority to carry out the issuance, establish the conversion value, determine the terms of the securities and modify the current program.

On April 27, 2000, the Regular and Special Stockholders’ Meeting approved to increase the outstanding amount under the abovementioned program for up to US$ 1,000,000,000 and delegated on to the Board of Directors the performance of proceedings to obtain approval before CNV and Buenos Aires Stock Exchange (BCBA) and such other stock exchanges as may be chosen to be listed. The increase was authorized by CNV’s Certificate No. 268 of July 18, 2000.

In addition, the abovementioned Stockholders’ Meeting approved the creation of a program for the issuance of non-subordinated short-term corporate notes to be issued under several classes and series up to a total amount outstanding at any given time of US$ 300,000,000; the term of the program is five years, during which corporate notes nonconvertible into shares and unsecured or guaranteed by third parties may be issued for a term of up to one year in accordance with the conditions stipulated by the Board of Directors.

During the 2002 fiscal year, the Bank has received the capitalization of subordinate corporate bonds for a nominal value of USD 130 million (note 2.3.) and has refinanced corporate bonds for a nominal value of USD 142.5 million (note 1.2.8).

The following chart reflects corporate bonds in force as of March 31, 2003:

Global program amount	Date of issue	Features	Face value	Currency	Price of issue	Nominal annual rate	Payment of interest	Book balance (in thousands)	Capital expiration date
USD 1,000,000,000	03/31/1998	Subordinated	20,000,000	USD	100%	(1)	Semiannual	59,250	03/31/2005	(3)
USD 1,000,000,000	10/31/2002	Non-subordinated	142,500,000	USD	100%	(2)	Quarterly	424,605	10/31/2003	(4)

(1)	Libor plus 330 basis points.
(2)	Libor plus 220 basis points.
(3)	Principal is fully repayable upon maturity.
(4)	This bonds original expiration date was as of October 31, 2002 for a total amount of USD 150,000,000. They have been refinanced, including the interest payment and a 5% of capital as of October 31, 2002, the payment of a 5.26% of capital of a new bond in 180 days, while the remaining capital will be paid in a year.

According to the provisions of the Corporate Bond Law and to the rules of the BCRA, the proceeds from the issuance of corporate bonds are allocated to (i) granting mortgage loans to purchase and repair housing and personal loans in Argentina; (ii) granting corporate loans in Argentina earmarked for contributions to working capital; investment in physical assets located in Argentina or refinancing liabilities, or (iii) contributing to working capital, investing in physical assets located in Argentina or refinancing liabilities.

11.2.	Corporate bonds issued by Corp Banca (CB)

As regards the agreement executed by CB with the Fondo Fiduciario de Asistencia a Entidades Financieras y de Seguros (FFAEFS) (see note 12), as of March 31, 2003, there is a series of common, subordinate corporate bonds nonconvertible into shares for a face value of US$ 30,000,000 issued on December 18, 1998, at LIBOR plus 4% per annum in the first period and then, LIBOR plus 3% or 8.07% per annum in case the abovementioned interest rate were, for this period, less than 8.07% per annum, due on December 29, 2004. The principal is amortized in five annual, equal and consecutive installments, having the first matured on December 29, 2000, and the next maturing every December 29 through the final maturity date. The interest will be payable in arrears on an annual basis on same payment date of the principal’s amortization.

As of March 31, 2003, the book value of such bonds amounts to 17,564, after conversion at the exchange rate of 1 Argentine pesos to each US dollar, and indexation by applying the CER.

12.	FUNDING OF THE FFAEFS

12.1. On November 22, 1996, the ex-BCA requested the Board of the FFAEFS for a US$ 60,000,000 loan to finance the purchase of certain assets and liabilities to be excluded from ex - Banco Caseros S.A. Such request was granted and the respective agreement was signed on December 18, 1996.

By means of such agreement, the Bank undertook to repay the loan seven years after disbursement by the FFAEFS on December 20, 1996, accruing compensatory interest at the rate fixed by the International Bank for Reconstruction and Development for the Argentine National State for the second tranche of the loan called “Bank Reform Loan 3926-AR” plus 1% p.a.

The Bank may issue subordinate corporate bonds with authorization of the public offering by the CNV and the authorization to trade on the BCBA under the conditions established in the aforesaid agreement and up to the amount actually loaned. In this sense, the BCRA authorized to compute the financial assistance from its granting as subordinated debt to calculate the minimum capital requirement under BCRA regulations.

On July 22, 1997, the ex-BCA Regular Stockholders’ Meeting approved issuing subordinated corporate bonds in the amount of US$ 60,000,000 and granted the Board of Directors the power to determine the issuance terms and conditions not expressly determined by such Stockholders’ Meeting. To date, the mentioned corporate bonds were not issued.

As of March 31, 2003, the book value of such financing amounts to 87,994, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US and its updating by CER, and they are included in the account “Financing received from local Financial Institutions”, under “Other liabilities from Financial Transactions”.

12.2. On December 22, 1997, CB executed with the FFAEFS a loan for consumption agreement in the amount of US$ 30,000,000, which will be reimbursed in five annual, equal and consecutive installments starting as from the disbursement date. The first one will be paid three years after such date.

As per this agreement, CB issued subordinate corporate bonds with the authorization for public offering by the CNV and the authorization to trade on the BCBA in the terms and conditions established in the loan for consumption agreement and under Communication “A” 2264 of the BCRA for the amount equivalent to that effectively loaned under the loan for consumption agreement referred to above. By Resolution No. 12,384 of August 28, 1998, the CNV authorized the issuance of common, subordinate corporate bonds nonconvertible into shares for a nominal value of US$ 30,000,000. Such issuance took place on December 18, 1998 (see note 11.2).

As of March 31, 2003, by Resolution No. 321 of the BCRA, the Bank recorded the above mentioned financing in the “Subordinated Corporate Bonds” account.

Due to this agreement, the BF may not distribute cash dividends in amounts exceeding 50% of liquid and realized income related to each balance sheet normally prepared.

On January 10, 2003, the Federal Executive published Decree 53/2003 by which those obligations made with Multilateral Lending Agencies, directly or through subsidiary loans or of any nature and guarantees are excluded from the conversion into pesos. To date, this disposition is pending regulation on the side of the B.C.R.A.

13.	COMPLIANCE WITH CNV REQUIREMENTS

13.1.	Compliance with the requirements to act as agent in the over-the-counter market

As of March 31, 2003, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 of the CNV.

13.2.	Mutual Fund custodian

As of March 31, 2003, in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Ahorro Pesos”, “FBA Renta Fija”, “FBA Total 50”, “FBA Renta Premium”, “FBA Horizonte”, “FBA Futuro”, “FBA Internacional” and “FBA Renta Corto Plazo”, the Bank holds certificates of deposits, shares, corporate bonds, government securities, index and options in custody in the amount of 158,794, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control – Other”.

As of March 31, 2002, in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Ahorro Pesos”, “FBA Renta Fija”, “FBA Total 50”, “FBA Penta Premium”, “FBA Horizonte”, “FBA Futuro”, “FBA Renta Corto Plazo”, the Bank held certificates of deposits, shares, corporate bonds, options and government securities in custody in the amount of 146,196, all of which making up the Funds’ portfolio and booked in memorandum accounts “Debit-Control-Other”.

14.	CONTRIBUTION TO THE INSTITUTO DE SERVICIOS SOCIALES BANCARIOS (BANKING HEALTH SERVICES INSTITUTE)

The contribution provided in Section 17, point (f) of Law No. 19,322—originally 2% on interest and commissions charged by banks – was reduced to 1% as from July 1, 1996 through July 1, 1997; as from the latter date, the abovementioned contribution was repealed (Decrees No. 263, dated March 20, 1996 and No. 915, dated August 7, 1996).

The Argentine Bank Employees’ Association (ABA) filed a constitutional protection action seeking that the abovementioned decrees be declared unconstitutional. The Federal Administrative-Contentious Court of Appeals ruled in favor of the constitutional protection action, reversing the original decision, and declared both decrees illegal. Subsequently, on November 4, 1997, the Supreme Court of Justice of the Nation declared an extraordinary appeal brought before the Federal Administrative-Contentious Court of Appeals by the Federal Executive Branch (PEN) against the abovementioned ruling to be inadmissible on formal grounds (that is to say, the Supreme Court did not rule on the substance of the matter).

On December 19, 1997, the Administrator of the Argentine Bank Employees’ Health Plan (OSBA) sent to the ex-BFRP and the ex-BCA a letter, in light of the abovementioned developments, stating that the contribution provided in Section 17, point (f) of Law No. 19,322 is in full effect and requesting that steps be taken to have the abovementioned contributions deposited to the order of the abovementioned Health Care Organization.

In another turn of events, by Decree No. 336/98 dated March 26, 1998, the PEN confirmed the total elimination of the Banking Health Services Institute (ISSB) and set up a new entity (OSBA) which is not a continuation of the ISSB.

Upon an action against the Federal State for protection of a right guaranteed by the Constitution started by the enrollees of the ABA and OSBA to annul Decree No.336/98, on April 3, 1998, the Judiciary decided to issue an official letter to the Ministry of Economy and Public Works and Utilities, as a restraining order and without rendering an opinion on the substance of the matter, notifying that the abovementioned Ministry of Economy will have to abstain from enforcing Decree No. 336/98, specifically as far as the elimination of the contributions established by Section No.17, point (f) of Law No. 19,322 in favor of the ISSB and any other measure modifying the situation prior to the issuance of the Decree objected to are concerned.

In the opinion of the Bank’s Management, OSBA’s request is illegitimate and ungrounded since, to the date of issuance of these financial statements, the court of last resource with jurisdiction on the merits of the case has not ruled on the illegality of the Decrees. Therefore, in the opinion of the Bank’s Management, the contribution named has been abrogated and the Bank has complied with all obligations arising out of the abovementioned Decrees. No provision was recorded to cover the contributions that may be claimed.

Notwithstanding with standing the above, on October 25, 2000, the BCRA notified the bank, that OSBA requested and obtained an attachment over the account held by the bank with the BCRA in the amount of 5,696 plus 1,709 for estimated interest, court costs and attorneys fees, while on October 31, 2000, the Bank receive service of process of the execution proceedings file by OSBA. On March 6, 2001, the trial court ruled against the execution sought against the Bank and ordered that the attachment be lifted. The plaintiff appealed the trial court’s judgment. In the opinion of the Bank’s Management, the plaintiff has no right of action and the claim is illegitimate and inappropriate.

15.	RESTRICTION ON EARNINGS DISTRIBUTIONS

a)	As stated in Note 12, the Bank may not distribute as dividends in cash an amount exceeding 50% of liquid and realized income related to each one of the financial statements regularly prepared.

b)	Under BCRA Communication “A” 3574, the distribution of profits is suspended for the period established by such institution.

c)	As mentioned in note 3.3.b), BCRA Communication “A” 3785 allowed booking the Federal Government bonds received in compensation as holdings in investment accounts at technical value, limiting the distribution of dividends in cash to income exceeding the difference between book value and the listing value in effect in the month in which the fiscal year ends.

16.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

17.	ACCOUNTING PRINCIPLES—EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

This financial statements are presented on the basis of the standards of the BCRA and, except for the effect of the matter mentioned in Note 4, in accordance with generally accepted accounting principles in Buenos Aires City—Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with generally accepted accounting principles in Buenos Aires City may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina (taking into account the effect of the matter mentioned in Note 4).

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

			Holding
Description	Serie	Identification	Market value	Book balance as of 2003	Book balance as of 2002	Position without options	Options	Final position
GOVERNMENT SECURITIES
Holdings in investment accounts
Local
In pesos
Treasury bills	90	ARLE901=BA		60,670		60,670	—	60,670

Subtotal in pesos				60,670	14,342	60,670	—	60,670

In foreign currency
Argentine Republic External Bills		ARVEY4D3=BA		72,654	—	637,364		637,364
Federal Government Bonds in US dollar Libor 2012				379,994	—	379,994	—	379,994

Subtotal in foreign currency				452,648	—	1,017,358	—	1,017,358

Subtotal in Holdings in investment accounts				513,318	14,342	1,078,028	—	1,078,028

Holdings for trading or financial transactions
Local
In pesos
Treasury Bills	90	ARLE901=BA	549	549		549	—	549
Tax credit certificates		CCFLE108	1,458	1,458		—		—
Other			308	308		296	—	296

Subtotal in pesos				2,315	1,077	845	—	845

In foreign currency
Argentine Republic Global External Bonds	2008		435	435		—	—	—
Argentine Republic External Bills – Coupons 8 and10			295	295		295	—	295
Other			291	291		250	—	250

Subtotal in foreign currency				1,021	1,017,458	545	—	545

Foreign
US Treasury Bonds			125	125		125		125

Subtotal in foreign				125	241	125	—	125

Subtotal in Holdings for trading or financial transactions				3,461	1,018,776	1,515	—	1,515

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

			Holding
Description	Serie	Identification	Market value	Book Balance as of 2003	Book Balance as of 2002	Position without options	Options	Final position
Unlisted government securities
Local
In pesos
Tax credit certificates due in 2003/2004				93,227		93,227	—	93,227
Tucuman Provincial Treasury Bonds		ARTUCU13=BA		44,993		44,993	—	44,993
Province of Buenos Aires T-bills				1,303		1,303	—	1,303
Other				252		252	—	252

Subtotal Unlisted government securities				139,775	744,724	139,775	—	139,775

TOTAL GOVERNMENT SECURITIES				656,554	1,777,842	1,219,318	—	1,219,318

INVESTMENTS IN LISTED PRIVATE SECURITIES
Other debt instruments
Local
In foreign currency
Metrogas 2003 Corporate Bonds			29	29		29	—	29

Subtotal in foreign currency				29	148	29	—	29

Subtotal Other debt instruments				29	148	29	—	29

Other Equity instruments

Local

In pesos
Sniafa S.A.		SNI.BA	15	15		15	—	15
Telecom S.A.			217	217		217	—	217
San Miguel S.A.			47	47		67	—	67
Other						38	—	38

Subtotal in pesos				279	804	337	—	337

In foreign currency

Subtotal in foreign currency					164		—

Foreign
Nasdaq – 100 Index			657	657			—
Diamonds Trust Series I			1,126	1,126			—

Subtotal in foreign				1,783			—

Subtotal Equity instruments				2,062	968	337	—	337

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES				2,091	1,116	366	—	366

TOTAL GOVERNMENT AND PRIVATE SECURITIES				658,645	1,778,958	1,219,684	—	1,219,684

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF MARCH 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

	2003	2002
COMMERCIAL PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	5,108,485	7,043,499
Other collaterals and counter guaranty “B”	18,096	103,185
Without senior security or counter guaranty	682,865	5,860,115

In potential risk

Preferred collaterals and counter guaranty “A”	200	7,787
Other collaterals and counter guaranty “B”	12,397	15,180
Without senior security or counter guaranty	461,680	116,552

Nonperforming

Preferred collaterals and counter guaranty “A”	346	—
Other collaterals and counter guaranty “B”	2,745	54,433
Without senior security or counter guaranty	289,592	41,698

With high risk of uncollectibility

Preferred collaterals and counter guaranty “A”	—	3,613
Other collaterals and counter guaranty “B”	2,416	27,337
Without senior security or counter guaranty	819,146	117,749

Uncollectible

Preferred collaterals and counter guaranty “A”	38	—
Other collaterals and counter guaranty “B”	7,557	10,783
Without senior security or counter guaranty	122,355	32,552

Total	7,527,918	13,434,483

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF MARCH 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

	2003	2002
CONSUMER AND HOUSING PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	1,350	6,442
Other collaterals and counter guaranty “B”	412,310	959,542
Without senior security or counter guaranty	411,434	988,838

Inadequate performance

Preferred collaterals and counter guaranty “A”	—	435
Other collaterals and counter guaranty “B”	5,409	58,849
Without senior security or counter guaranty	6,977	92,420

Deficient performance

Preferred collaterals and counter guaranty “A”	1	480
Other collaterals and counter guaranty “B”	3,348	35,959
Without senior security or counter guaranty	9,424	88,137

Unlikely to be collected

Preferred collaterals and counter guaranty “A”	—	108
Other collaterals and counter guaranty “B”	5,417	23,845
Without senior security or counter guaranty	23,630	76,478

Uncollectible

Preferred collaterals and counter guaranty “A”	141	51
Other collaterals and counter guaranty “B”	27,978	26,548
Without senior security or counter guaranty	17,020	49,088

Uncollectible, classified as such under regulatory requirements

Other collaterals and counter guaranty “B”	32	152
Without senior security or counter guaranty	466	578

Total	924,937	2,407,950

General Total(1)	8,452,855	15,842,433

(1)	Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets out on financing lease (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit—balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF MARCH 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

	FINANCING
	2003		2002
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	5,134,972	60.75%	7,317,316	46.19%

50 next largest clients	2,005,822	23.73%	3,710,804	23.42%

100 following clients	461,564	5.46%	1,405,810	8.87%

Remaining clients	850,497	10.06%	3,408,503	21.52%

Total(1)	8,452,855	100.00%	15,842,433	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF MARCH 31, 2003

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Government sector	—	85,098	4,978	28,953	57,910	215,200	4,685,053	5,077,192
Financial sector	—	20,094	284	286	576	1,174	2,426	24,840
Non financial private sector and residents abroad	874,909	1,445,667	135,202	94,019	184,955	155,302	460,769	3,350,823

TOTAL	874,909	1,550,859	140,464	123,258	243,441	371,676	5,148,248	8,452,855	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES AS OF MARCH 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

Concept			Shares					Amount
Identification	Description		Class	Unit face value		Votes per share	Number	2003	2002
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled

	Local
33642192049	•	Francés Valores Sociedad de Bolsa S.A.	Common		$500	1	3,199	7,442	1,945
30663323926	•	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	Common		$1	1	1,899,600	127,967	120,588
33678564139	•	Consolidar Cía. de Seguros de Vida S.A.	Common		$10	1	197,875	36,562	41,305
30678574097	•	Consolidar Cía. de Seguros de Retiro S.A.	Common		$10	1	200,000	33,555	44,695
30704936016	•	Credilogros Compañía Financiera S.A.	Common		$1	1	39,700,000	28,590	79,831
	•	Other						284	383

	Foreign
17426001	•	Banco Francés (Cayman) Ltd.	Common	US$	1	—	82,283,621	1,313,846	1,314,847
	•	Other						—	269,098

			Subtotal controlled					1,548,246	1,872,692

	Noncontrolled

	Local
33707124909	•	Rombo Cía. Financiera S.A.	Common		$1	1	8,000,000	12,135	17,475
	•	Other						8,112	7,966

	Foreign
	•	Other						747	1,236

			Subtotal noncontrolled					20,994	26,677

			Total in financial institutions, supplementary and authorized					1,569,240	1,899,369

	IN OTHER COMPANIES

	Noncontrolled

	Local
30685228501	•	Consolidar ART S.A.	Common		$1	1	375,000	15,596	9,925

30500064230	•	BBVA Seguros S.A.	Common		$1	1	550,332	3,674	4,723
	•	Other						211	1,173

	Foreign
17415001	•	A.I.G. Latin American Fund						15,937	26,418
	•	Other						45	75

			Subtotal noncontrolled					35,463	42,314

			Total in other companies					35,463	42,314

			TOTAL INVESTMENTS IN OTHER COMPANIES					1,604,703	1,941,683

EXHIBIT E

(Contd.)

DETAIL OF INVESTMENTS IN OTHER COMPANIES AS OF MARCH 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

		Information about the issuer
			Data from last published financial statements
Description		Main business	Fiscal year/ period-end	Capital stock	Stockholders’ equity	Net income for the fiscal year/ period
FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

Controlled

Local					Thousands of $
•	Francés Valores Sociedad de Bolsa S.A.	Stockholder	03/31/03	1,600	7,445	1,336
•	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	Pensions fund manager	03/31/03	3,525	233,315	20,593
•	Consolidar Cía. de Seguros de Vida S.A.	Insurance company	03/31/03	3,000	34,009	(2,363)
•	Consolidar Cía. de Seguros de Retiro S.A.	Insurance company	03/31/03	3,000	41,186	(4,228)
•	Credilogros Compañía Financiera S.A.	Financial institution	03/31/03	57,100	41,120	(1,710)
•	Other

Foreign
•	Banco Francés (Cayman) Ltd.	Banking	03/31/03	243,766	561,790	224,655
•	Other

Noncontrolled

Local
•	Rombo Cía. Financiera S.A.	Financial Institution	03/31/03	20,000	30,337	(52)
•	Other

Foreign
•	Other

IN OTHER COMPANIES

Noncontrolled

Local
•	Consolidar ART S.A.	Workers compensation	03/31/03	3,000	113,955	23,695
•	BBVA Seguros S.A.	Insurance	03/31/03	4,503	30,069	811
•	Other

Foreign					Thousand of US$
•	A.I.G. Latin American Fund	Investing	12/31/00	37,048	27,615	(9,433)
•	Other

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT

AND OTHER ASSETS FOR THE THREE MONTH PERIODS

ENDED MARCH 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

Description	Restated net book value at beginning of fiscal year	Additions in constant currency	Transfers in constant currency	Decreases in constant currency
PREMISES AND EQUIPMENT

Real Estate	373,671	1,350	—	2,621
Furniture and Facilities	36,537	274	—	19
Machinery and Equipment	44,984	208	—	—
Automobiles	545	—	—	—

Total	455,737	1,832	—	2,640

OTHER ASSETS

Works of Art	983	—	—	—
Rent assets	4,643	—	—	—
Assets acquired to secure loans	5,358	226	(1,313)	185
Stationery and office supplies	984	836	—	710
Other assets	101,607	—	1,313	11,829

Total	113,575	1,062	—	12,724

EXHIBIT F

(Contd.)

MOVEMENT OF PREMISES AND EQUIPMENT

AND OTHER ASSETS FOR THE THREE MONTH PERIODS

ENDED MARCH 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

	Depreciation for the period in constant currency
Description	Years of useful life	Amount	Net book value at 2003	Net book value at 2002
PREMISES AND EQUIPMENT

Real Estate	50	3,762	368,638	383,883
Furniture and Facilities	10	1,996	34,796	41,264
Machinery and Equipment	5	7,390	37,802	62,356
Automobiles	5	50	495	617

Total		13,198	441,731	488,120

OTHER ASSETS

Works of Art	—	—	983	983
Rent assets	50	20	4,623	7,273
Assets acquired to secure loans	50	15	4,071	18,960
Stationery and office supplies	—	—	1,110	1,567
Other assets	50	418	90,673	123,648

Total		453	101,460	152,431

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE THREE MONTH PERIODS

ENDED MARCH 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish—See Note 17)

-Stated in thousands of pesos-

	Description	Restated net book value at beginning of period	Additions in constant currency	Decreases in constant currency
–	Goodwill	48,643	—	—
–	Organization and development expenses(1)	72,586	21,599	2
–	Organization and development non-deductible expenses(2)	—	807,998	—

	Total	121,229	829,597	2

		Amortization for the period in constant currency
	Description	Years of useful life	Amount	Net book value at 2003	Net book value at 2002
–	Goodwill	10	3,075	45,568	58,263
–	Organization and development expenses(1)	1 & 5	17,241	76,942	157,886
–	Organization and development non-deductible expenses(2)		—	807,998	—

–	Total		20,316	930,508	216,149

(1)	This mainly includes costs from information technology projects contracted from independent parties and leasehold improvements.
(2)	See Note 1.2.7.I.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF MARCH 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

	2003		2002
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	712,800	10.32%	1,171,086	9.87%
50 next largest clients	759,142	11.00%	848,192	7.15%
100 following clients	482,659	6.99%	474,020	4.00%
Remaining clients	4,949,701	71.69%	9,369,096	78.98%

TOTAL	6,904,302	100.00%	11,862,394	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF MARCH 31, 2003

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

	Term remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Deposits	4,497,686	643,906	161,805	399,217	748,685	453,003	6,904,302

Other liabilities from financial transactions
BCRA	9,442	4,587	18	26,580	312,249	1,804,615	2,157,491
Banks and International Institutions	489,692	100,612	70,047	9,287	24,836	8,037	702,511
Non-subordinated corporate bonds	24,654	—		399,951	—	—	424,605
Financing received from Argentine financial institutions	15,582	—	—	86,046	—	—	101,628
Other	281,264	—	—	—	—	—	281,264

TOTAL	820,634	105,199	70,065	521,864	337,085	1,812,652	3,667,499

Subordinated corporate bonds	—	—	—	8,959	67,855	—	76,814

TOTAL	5,318,320	749,105	231,870	930,040	1,153,625	2,265,655	10,648,615

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE THREE MONTH PERIODS

ENDED MARCH 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

					Decreases			Book value
Description		Restated book value at beginning of fiscal year	Increases in constant currency		Reversals in constant currency (6)	Applications in constant currency	Monetary gain generated on allowances	2003	2002
DEDUCTED FROM ASSETS
Loans
–	Allowance for doubtful loans	835,462	88,368	(1)	51,363	309,412	(6,064)	556,991	1,329,893
Other receivables from financial transactions
–	Allowance for doubtful receivables	102,205	5,108	(1)(5)	10,519	3,407	(796)	92,591	12,196
Assets subject to financial leasing
–	Allowance for doubtful receivables	473	72	(1)	—	—	(4)	541	547
Investments in other companies
–	For impairment value (3)	18,225	—		2,157	—	(131)	15,937	26,418
Other receivables
–	Allowance for doubtful receivables	394,394	14,826	(2)	379,238	119	(2,917)	26,946	51,948

	Total	1,350,759	108,374		443,277	312,938	(9,912)	693,006	1,421,002

LIABILITIES-ALLOWANCES
–	Contingents commitments (1)	309,120	—		108,572	—	(2,273)	198,275	2,549
–	Other contingencies	166,298	479,146	(4)	—	64,305	(1,159)	579,980	65,744

	Total	475,418	479,146		108,572	64,305	(3,432)	778,255	68,293

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 3.3.f).
(2)	Recorded to cover possible uncollectibility risks arising out of payments under protection actions booked in “Other Receivables” (note 1.2.7.I).
(3)	Recorded, mainly, to recognize the estimated impairment in AIG Latin American Fund’s equity as of March 31, 2003.
(4)	Recorded to cover possible contingencies that were not considered in other accounts (civil, labor, commercial and other lawsuits). (note 3.3.q).
(5)	Includes the charge on allowances on financial trusts, booked in “Financial Income—Net income from government and private securities”.
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial expense—Gold and foreign currency exchange difference” account, as follow:

– Loans	(46,575)
– Other receivables from financial transactions	(10,519)
– Investments in other companies	(2,157)
– Other receivables	(3)

EXHIBIT K

CAPITAL STRUCTURE AS OF MARCH 31, 2003

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

SHARES			CAPITAL STOCK
Class	Quantity	Votes per share	Issued		Pending issuance or distribution	Paid in
			Outstanding	In portfolio
Common	368,128,432	1	368,073	—	55	368,128
					(1)	(2)

(1)	Shares issued and available to stockholders’ but not as yet withdrawn.
(2)	Capital registered with the Public Registry of Commerce (note 2.3.).

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF MARCH 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

Accounts	2003									2002
		Total of period (per type of currency)
	Total of fiscal year	Euro	US Dollars	Deutsche Marks	Pounds Sterling	French Franc	Swiss Franc	Yen	Other	Total of period
ASSETS
Cash and due from banks	122,649	850	121,355	—	77	—	—	5	362	126,938
Government and private securities	455,606	—	455,606	—	—	—	—	—	—	1,018,012
Loans	1,006,851	100	1,006,751	—	—	—	—	—	—	1,926,514
Other receivables from financial transactions	1,063,485	1,607	1,061,779	—	—	—	—	99	—	3,569,543
Assets subject to financial leasing	100	—	100	—	—	—	—	—	—	—
Investments in other companies	1,330,575	—	1,330,575	—	—	—	—	—	—	1,611,675
Other receivables	35,170	—	35,170	—	—	—	—	—	—	55,904
Suspense items	554	—	554	—	—	—	—	—	—	819

TOTAL	4,014,990	2,557	4,011,890	—	77	—	—	104	362	8,309,405

LIABILITIES
Deposits	109,499	—	109,499	—	—	—	—	—	—	257,261
Other liabilities from financial transactions	1,632,383	3,731	1,628,525	—	7	—	—	94	26	2,714,937
Other liabilities	16,508	6	16,496	—	6	—	—	—	—	1,923,782
Subordinated corporate bonds	59,250	—	59,250	—	—	—	—	—	—	758,385
Suspense items	193	—	193	—	—	—	—	—	—	115,127

TOTAL	1,817,833	3,737	1,813,963	—	13	—	—	94	26	5,769,492

MEMORANDUM ACCOUNTS
Debit accounts (except contra debit accounts)
Contingent	5,571,266	—	5,571,266	—	—	—	—	—	—	8,180,700
Control	20,540,320	5,781	20,532,078	—	2	—	—	—	2,459	52,249,657
For trust activities	—	—	—	—	—	—	—	—	—	85,806

TOTAL	26,111,586	5,781	26,103,344	—	2	—	—	—	2,459	60,516,163

Credit accounts (except contra credit accounts)
Contingent	679,388	—	679,388	—	—	—	—	—	—	2,693,500
Control	—	—	—	—	—	—	—	—	—	1,095

TOTAL	679,388	—	679,388	—	—	—	—	—	—	2,694,595

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES AS MARCH 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

			Status
			Normal	In Potential Risk/ Inadequate Compliance	Nonperforming/ Deficient Compliance		With high risk of uncollectibility/ Unlikely to be collected
Concept					Not yet matured	Past-due	Not yet matured	Past-due
1.	Loans		21,278	—	—	—	—	—

	–	Overdraft	1,501	—	—	—	—	—

		Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—
		Other collaterals and counter guaranty “B”	—	—	—	—	—	—
		Without senior security or counter guaranty	1,501	—	—	—	—	—

	–	Discounted Instruments	—	—	—	—	—	—

		Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—
		Other collaterals and counter guaranty “B”	—	—	—	—	—	—
		Without senior security or counter guaranty	—	—	—	—	—	—

	–	Real Estate Mortgage and Collateral Loans	86	—	—	—	—	—

		Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—
		Other collaterals and counter guaranty “B”	86	—	—	—	—	—
		Without senior security or counter guaranty	—	—	—	—	—	—

	–	Consumer	12	—	—	—	—	—

		Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—
		Other collaterals and counter guaranty “B”	—	—	—	—	—	—
		Without senior security or counter guaranty	12	—	—	—	—	—

	–	Credit Cards	64	—	—	—	—	—

		Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—
		Other collaterals and counter guaranty “B”	—	—	—	—	—	—
		Without senior security or counter guaranty	64	—	—	—	—	—

	–	Other	19,615	—	—	—	—	—

		Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—
		Other collaterals and counter guaranty “B”	—	—	—	—	—	—
		Without senior security or counter guaranty	19,615	—	—	—	—	—

2.	Other receivables from financial transactions		446	—	—	—	—	—

3.	Assets out on financing lease and other		6,372	—	—	—	—	—

4.	Contingent commitments		19,892	—	—	—	—	—

5.	Investments in other companies and private securities		1,426,122	—	—	—	—	—

Total			1,474,110	—	—	—	—	—

Total Allowances			21	—	—	—	—	—

EXHIBIT N

(Contd.)

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES AS MARCH 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

			Status
			Uncollectible	Uncollectible, classified as such under regulatory requirements	Total
Concept					2003	2002
1.	Loans		—	—	21,278	141,785

	–	Overdraft	—	—	1,501	3,559

		Preferred collaterals and counter guaranty “A”	—	—	—	—
		Other collaterals and counter guaranty “B”	—	—	—	—
		Without senior security or counter guaranty	—	—	1,501	3,559

	–	Discounted instruments	—	—	—	414

		Preferred collaterals and counter guaranty “A”	—	—	—	—
		Other collaterals and counter guaranty “B”	—	—	—	—
		Without senior security or counter guaranty	—	—	—	414

	–	Real Estate Mortgage and Collateral Loans	—	—	86	691

		Preferred collaterals and counter guaranty “A”	—	—	—	—
		Other collaterals and counter guaranty “B”	—	—	86	691
		Without senior security or counter guaranty	—	—	—	—

	–	Consumer	—	—	12	52

		Preferred collaterals and counter guaranty “A”	—	—	—	—
		Other collaterals and counter guaranty “B”	—	—	—	—
		Without senior security or counter guaranty	—	—	12	52

	–	Credit cards	—	—	64	69

		Preferred collaterals and counter guaranty “A”	—	—	—	—
		Other collaterals and counter guaranty “B”	—	—	—	—
		Without senior security or counter guaranty	—	—	64	69

	–	Other	—	—	19,615	137,000

		Preferred collaterals and counter guaranty “A”	—	—	—	—
		Other collaterals and counter guaranty “B”	—	—	—	—
		Without senior security or counter guaranty	—	—	19,615	137,000

2.	Other receivables from financial transactions		—	—	446	37,722

3.	Assets out on financing lease and other		—	—	6,372	—

4.	Contingent commitments		—	—	19,892	57,217

5.	Investments in other companies and private securities		—	—	1,426,122	1,904,871

Total			—	—	1,474,110	2,141,595

Total Allowances			—	—	21	1,758

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2003 AND 2002

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

	2003	2002
ASSETS
CASH AND DUE FROM BANKS
Cash	223,512	347,171
Due from banks and correspondents	1,060,394	412,388

	1,283,906	759,559

GOVERNMENT AND PRIVATE SECURITIES (Note 5)
Holdings in investment accounts	1,685,284	83,919
Holdings for trading or financial transactions	216,611	1,443,757
Unlisted Government Securities	144,361	753,957
Investments in listed private securities	79,543	118,122
Less: Allowances	25,133	56,002

	2,100,666	2,343,753

LOANS
To government sector (Exhibit 1)	7,507,702	9,718,890
To financial sector (Exhibit 1)	22,780	49,173
To non financial private sector and residents abroad (Exhibit 1)	2,279,219	7,837,621

Overdraft	87,546	483,980
Discounted instruments	221,987	2,112,036
Real estate mortgage	462,316	1,202,719
Collateral Loans	7,656	64,723
Consumer	141,359	536,716
Credit cards	130,578	292,411
Other	1,149,958	2,969,561
Interest and listed-price differences accrued and pending collection	78,364	189,423
Less: Unused collections	391	1,539
Less: Interest documented together with main obligation	154	12,409
Less: Allowances	755,463	2,268,091

	9,054,238	15,337,593

OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
BCRA	305,170	517,933
Amounts receivable for spot and forward sales pending settlement	27,843	190,457
Instruments to be received for spot and forward purchases pending settlement	600,588	269,137
Unlisted corporate bonds (Exhibit 1)	209,248	311,520
Other receivables not covered by debtor classification regulations	355,183	3,312,554
Other receivables covered by debtor classification regulations (Exhibit 1)	12,663	26,909
Interest accrued and pending collection not covered by debtor classification regulations	105,623	105
Interest accrued and pending collection covered by debtor classification regulations (Exhibit 1)	239	2,100
Less: Others unused collections	121	—
Less: Allowances	115,444	12,458

	1,500,992	4,618,257

ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibit 1)	20,528	47,662
Less: Allowances	651	584

	19,877	47,078

INVESTMENTS IN OTHER COMPANIES
In financial institutions	12,882	21,371
Other	49,359	52,668
Less: Allowances	15,937	26,418

	46,304	47,621

OTHER RECEIVABLES
Receivables from sale of property assets (Exhibit 1)	3,503	254
Other	713,898	534,487
Interest accrued and pending collection on receivables from sale of property assets (Exhibit 1)	40	—
Other accrued interest receivable	1	2
Less: Allowances	27,349	52,121

	690,093	482,622

PREMISES AND EQUIPMENT	479,977	569,948

OTHER ASSETS	101,460	153,007

INTANGIBLE ASSETS
Goodwill	45,568	58,263
Organization and development expenses	979,591	277,609

	1,025,159	335,872

SUSPENSE ITEMS	6,415	31,992

OTHER SUBSIDIARIES´ ASSETS (Note 5)	8,087	7,678

TOTAL ASSETS	16,317,174	24,734,980

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2003 AND 2002

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

	2003	2002
LIABILITIES
DEPOSITS
Government sector	53,119	89,450
Financial sector	36,808	415,803
Non financial private sector and residents abroad	7,270,103	15,585,906

Checking accounts	1,118,433	2,532,030
Savings deposits	564,314	2,459,384
Time deposits	3,491,770	3,834,849
Investments accounts	2,989	—
Other	1,443,895	6,425,703
Interest and listed-price differences accrued payable	648,702	333,940

	7,360,030	16,091,159

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
BCRA	2,157,491	492,247

Other	2,157,491	492,247
Banks and International Institutions	1,430,636	1,149,471
Non-subordinated corporate bonds	422,156	982,211
Amounts payable for spot and forward purchases pending settlement	349,462	212,970
Instruments to be delivered for spot and forward sales pending settlement	29,971	239,244
Financing received from Argentine financial institutions	67,549	129,830
Other	179,335	285,044
Interest and listed–price differences accrued payable	42,275	38,963

	4,678,875	3,529,980

OTHER LIABILITIES
Dividends payable	3	—
Fees payable	190	3,078
Other	153,309	296,589
Interest accrued and pending collection	—	190

	153,502	299,857

ALLOWANCES	965,708	136,814

SUBORDINATED CORPORATE BONDS	76,814	789,906

SUSPENSE ITEMS	785	117,756

OTHER SUBSIDIARIES’ LIABILITIES (Note 5)	1,039,194	910,538

TOTAL LIABILITIES	14,274,908	21,876,010

MINORITY INTEREST IN SUBSIDIARIES (Note 3)	170,075	367,928

STOCKHOLDERS’ EQUITY	1,872,191	2,491,042

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	16,317,174	24,734,980

MEMORANDUM ACCOUNTS

		2003	2002
DEBIT ACCOUNTS
Contingent
–	Guaranties received	5,789,308	12,108,666
–	Contra contingent debit accounts	3,796,753	4,094,707

		9,586,061	16,203,373

Control
–	Receivables classified as irrecoverable	884,897	973,604
–	Other	30,789,026	61,711,335
–	Contra control debit accounts	84,595	121,799

		31,758,518	62,806,738

For trustee activities
–	Funds in trust	61,261	110,456

		61,261	110,456

	TOTAL	41,405,840	79,120,567

CREDIT ACCOUNTS
Contingent
–	Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	134,850	326,341
–	Guaranties provided to the BCRA	2,874,694	851,975
–	Other guaranties given covered by debtor classification regulations (Exhibit 1)	526,172	2,174,205
–	Other guaranties given not covered by debtor classification regulations	—	4,462
–	Other covered by debtor classification regulations (Exhibit 1)	261,037	737,724
–	Contra contingent credit accounts	5,789,308	12,108,666

		9,586,061	16,203,373

Control
–	Items to be credited	84,595	121,603
–	Other	—	196
–	Contra control credit accounts	31,673,923	62,684,939

		31,758,518	62,806,738

For trustee activities
–	Contra credit accounts for trustee activities	61,261	110,456

		61,261	110,456

	TOTAL	41,405,840	79,120,567

The accompanying notes 1 through to 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the individual Financial Statements of

BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS PERIODS ENDED MARCH 31, 2003 AND 2002

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

	2003	2002
FINANCIAL INCOME
Interest on cash and due from banks	2,350	3,287
Interest on loans to the financial sector	4,360	2,081
Interest on overdraft	9,106	49,445
Interest on discounted instruments	2,538	48,266
Interest on real estate mortgage	12,912	41,772
Interest on collateral loans	228	1,761
Interest on credit card loans	10,598	21,964
Interest on other loans	33,786	124,801
Interest from other receivables from financial transactions	2,246	36,124
Income from guaranteed loans – Decree 1387/01	577,392	358,368
Net income from government and private securities	107,495	91,829
Indexation by CER	86,007	160,132
Other	412,466	1,829,115

	1,261,484	2,768,945

FINANCIAL EXPENSE
Interest on checking accounts	3,818	21,059
Interest on savings deposits	847	3,271
Interest on time deposits	146,805	90,982
Interest on financing to the financial sector	20	1,154
Interest from other liabilities from financial transactions	27,216	30,794
Other interest	45,616	15,580
Net income from government and private securities	—	554,756
Indexation by CER	49,217	322,029
Other	985,034	977,238

	1,258,573	2,016,863

GROSS INTERMEDIATION MARGIN – GAIN	2,911	752,082

ALLOWANCES FOR LOAN LOSSES	91,470	266,628

SERVICE CHARGE INCOME
Related to lending transactions	14,053	38,736
Related to liability transactions	28,858	59,059
Other commissions	51,114	81,059
Other	12,060	22,679

	106,085	201,533

SERVICE CHARGE EXPENSE
Commissions	7,839	12,376
Other	3,476	11,228

	11,315	23,604

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS PERIODS ENDED MARCH 31, 2003 AND 2002

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

	2003	2002
MONETARY GAIN/(LOSS) ON FINANCIAL INTERMEDIATION	2,620	(507,695)

OPERATING EXPENSES
Payroll expenses	71,878	159,343
Fees to Bank Directors and Statutory Auditors	111	110
Other professional fees	6,186	6,217
Advertising and publicity	4,074	5,093
Taxes	7,533	16,279
Other operating expenses	63,936	82,388
Other	10,268	21,674

	163,986	291,104

MONETARY LOSS ON OPERATING EXPENSES	(2,326)	(21,104)

NET (LOSS) FROM FINANACIAL TRANSACTIONS	(157,481)	(156,520)

NET INCOME ON MINORITY INTEREST IN SUBSIDIARIES	(2,928)	(36,000)

OTHER INCOME
Income from long-term investments	2,884	61
Punitive interests	420	1,884
Loans recovered and reversals of allowances	506,379	21,597
Other	36,511	33,086

	546,194	56,628

OTHER EXPENSE
Losses from long-term investments	—	3,480
Punitive interests and charges paid to BCRA	20	54
Charge for uncollectibility of other receivables and other allowances	496,688	54,562
Other	40,481	137,220

	537,189	195,316

MONETARY (LOSS) / GAIN ON OTHER OPERATIONS	(18)	312,116

NET (LOSS) BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	(151,422)	(19,092)

INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	2,510	22,966

NET (LOSS) FOR THE PERIOD	(153,932)	(42,058)

The accompanying notes 1 through 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the individual Financial Statements of

BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS PERIODS ENDED MARCH 31, 2003 AND 2002

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

	2003	2002
CHANGES IN CASH FLOWS
Cash and due from banks at beginning of fiscal year	1,050,635	1,899,134
Increase/(decrease) in cash and due from banks	233,271	(1,139,575)

Cash and due from banks at end of the period	1,283,906	759,559

REASON OF CHANGES IN CASH FLOWS
Financial income collected	1,146,450	536,045
Service charge income collected	104,508	212,773
Less:
Financial expense paid	1,271,932	484,423
Services charge expense paid	11,344	23,604
Operating expenses paid	138,333	250,847

FUNDS USED IN RECURRING OPERATIONS	(170,651)	(10,056)

OTHER SOURCES OF FUNDS
Net decrease in other receivables from financial transactions(**)	82,639	—
Net increase in deposits(*)	415,656	—
Net decrease in other assets(**)	—	339,289
Net increase in other liabilities(*)	276,336	—
Net decrease in government and private securities(**)	246,686	58,564
Net decrease in loans(**)	150,138	2,513,071
Other sources of funds(**)	53,205	220,646

TOTAL OF SOURCES OF FUNDS	1,224,660	3,131,570

USE OF FUNDS
Net increase in other receivables from financial transactions(**)	—	282,111
Net increase in other assets(**)	450,250	—
Net decrease in deposits(*)	—	1,994,541
Net decrease in other liabilities from financial transactions(*)	326,968	1,427,328
Net increase in other liabilities(*)	—	32,996
Other uses of funds(*)	35,811	82,977

TOTAL FUNDS USED	813,029	3,819,953

MONETARY (LOSS) GENERATED ON CASH AND DUE FROM BANKS	(7,709)	(441,136)

INCREASE / (DECREASE) IN FUNDS	233,271	(1,139,575)

(*)	Variations originated in financing activities
(**)	Variations originated in investment activities

The accompanying notes 1 through to 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the individual Financial Statements of

BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF MARCH 31, 2003 AND 2002

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Resolution No. 4 of the Argentine Federation of Professional Councils in Economic Sciences (modified by Technical Resolution No. 19), BBVA Banco Francés S.A. (BF) has consolidated—line by line—its balance sheets as of March 31, 2003 and 2002, and the statements of income and cash flows for the fiscal year ended, as per the following detail:

–	As of March 31, 2003:

a)	With the financial statements of Banco Francés (Cayman) Ltd. and its subsidiary, Credilogros Cía. Financiera S.A. and its subsidiary, Francés Valores Sociedad de Bolsa S.A. and Atuel Fideicomisos S.A., for the three month periods ended March 31, 2003.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary, and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, for the nine month periods ended March 31, 2003.

The results of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, have been adjusted to make the three month periods of the companies being consolidated consistent.

–	As of March 31, 2002:

a)	With the financial statements of Banco Francés (Cayman) Ltd. and its subsidiary, BBVA Uruguay S.A. and its subsidiary, Credilogros Cía. Financiera S.A., Francés Valores Sociedad de Bolsa S.A. and Atuel Fideicomisos S.A., for the three month periods ended March 31, 2002.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, for the mine month periods ended March 31, 2002.

The results of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, have been adjusted to make the three month periods of the companies being consolidated consistent.

Interests in subsidiaries as of March 31, 2003 and 2002 are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
		March 31,		March 31,
Companies		2003	2002	2003	2002	2003	2002
Banco Francés (Cayman) Ltd.	Common	82,283,621	82,283,621	100.0000	100.0000	100.0000	100.0000
BBVA Uruguay S.A.(1)	Common	—,—	79,130	—,—	60.8787	—,—	60.8787
Francés Valores Soc. de Bolsa S.A.	Common	3,199	3,199	99.9700	99.9700	99.9700	99.9700
Atuel Fideicomisos S.A.	Common	99,999	99,999	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Common	1,899,600	1,899,600	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A.	Common	197,875	197,875	65.9582	65.9582	65.9582	65.9582
Consolidar Cía. de Seguros de Retiro S.A.	Common	200,000	200,000	66.6667	66.6667	66.6667	66.6667
Credilogros Cía. Financiera S.A.	Common	39,700,000	39,700,000	69.5271	69.5271	69.5271	69.5271

(1)	On May 13, 2002, this investment was sold to BBVA (see note 2.2. to individual financial statements)

Assets, liabilities, stockholders´ equity and subsidiaries´ net income balances as of March 31, 2003 and 2002, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/gain-(loss)
	March 31,		March 31,		March 31,		March 31,
Companies	2003	2002	2003	2002	2003	2002	2003	2002
Banco Francés (Cayman) Ltd. and subsidiary	3,075,774	5,057,041	1,761,928	3,742,194	1,313,846	1,314,847	65,510	(1,170,742)
BBVA Uruguay S.A. and subsidiary	—	4,067,077	—	3,625,049	—	442,028	—	3,213
Francés Valores Soc. de Bolsa S.A.	10,160	2,508	2,715	565	7,445	1,943	1,346	(507)
Atuel Fideicomisos S.A.	967	2,110	683	1,729	284	381	93	95
Consolidar A.F.J.P. S.A.	311,567	391,796	74,104	168,089	237,463	223,707	7,691	(30,843)
Consolidar Cía. de Seguros de Vida S.A. and subsidiary	245,261	352,848	189,829	288,349	55,432	64,499	(2,458)	(4,621)
Consolidar Cía. de Seguros de Retiro S.A. and subsidiary	906,811	721,678	856,479	653,907	50,332	67,771	3,755	(9,807)
Credilogros Cía. Financiera S.A. and subsidiary	93,588	259,217	52,468	152,665	41,120	106,552	(1,710)	(38,650)

2.	VALUATION METHODS

The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 3 to the financial statements of BF, except for

–	Banco Francés (Cayman) Limited: the financial statements of this subsidiary do not require any adjustment for inflation since they are stated in US dollars. These statements were converted into Argentine pesos based on the method described in note 3.3.m) to the financial statements of BF.

–	Consolidar AFJP S.A.: the intangible assets of this subsidiary were amortized in accordance with the standards of the A.F.J.P.’s Superintendency.

–	Consolidar A.F.J.P. S.A., Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: loans secured by the National Government—Decree 1387/01 held by these subsidiaries were valued in accordance with the regulations of the Superintendency of Pension Fund Administrators (A.F.J.P) and the National Superintendency of Insurance.

3.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	2003	2002
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	109,496	103,119
Consolidar Cía. de Seguros de Vida S.A.	18,870	23,193
Consolidar Cía. de Seguros de Retiro S.A.	16,777	23,075
Credilogros Compañía Financiera S.A. and subsidiary	24,930	45,614
Francés Valores Sociedad de Bolsa S.A.	2	—
BBVA Uruguay S.A.	—	172,927

	170,075	367,928

4.	RESTRICTIONS ON ASSETS

a)	Francés Valores Sociedad de Bolsa S.A. (stockbroking company) holds three shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 5,500. These shares have been pledged in favor of “HSBC—La Buenos Aires Cía. Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stockbroking companies with their obligations.

b)	See note 6 to the financial statements of BBVA Banco Francés.

5.	BREAKDOWN OF MAIN ITEMS

Detailed below are the balances of those accounts that show significant variations in relation to the figures that arise from the financial statements of BF:

	2003	2002
GOVERNMENT SECURITIES

Holdings in investment accounts

Medium—Term Treasury Bonds (BONTE 2002)	—	14,519
Argentine Republic External Bills (VEY4D)	72,654	—
Federal Government Bonds (LIBOR 2012)	1,525,954	—
Treasury bills	64,405	36,340
Other	22,271	33,060

Total	1,685,284	83,919

Holdings for trading or financial transactions

Argentine Republic Global External Bonds 2008	1,777	3,539
BCRA bills (LEBAC)	102,036	—
Treasury Bills	9,169	1,445
USA Treasury Bills	—	39,107
Argentine Republic External Bills (VEY4D)	295	1,009,280
USA Treasury Notes	70,837	369,130
Other	32,497	21,256

Total	216,611	1,443,757

	2003	2002
Unlisted government securities

Federal Government 9% Bonds (due in 2002)	1,056	513,978
Tucumán Provincial Treasury Bonds	44,993	107,803
Tax credit certificates due in 2003/2004	93,227	113,341
Other	5,085	18,835

Total	144,361	753,957

PRIVATE SECURITIES

Investments in listed private securities

Cointel S.A. Corporate Bonds	5,640	7,537
Acindar S.A.	—	7,021
Siderar S.A.	1,667	—
Transener S.A. Corporate Bonds	3,476	10,662
Pecom S.A. Corporate Bonds	11,847	5,913
Telefonica de Argentina S.A. Corporate Bonds	4,923	—
Indupa S.A.	—	3,973
Siderca S.A.	—	3,400
Telecom S.A.	1,631	578
Tenaris S.A. ADR	3,681	—
Nasdaq—100 Index	2,883	—
Banco Roberts Trust	1,354	4,575
Galtrust 1 Financial Trust	3,677	—
Other	38,764	74,463

Total	79,543	118,122

Allowances	(25,133)	(56,002)

Total	2,100,666	2,343,753

OTHER SUBSIDIARIES´ ASSETS

Premium receivables from insurance companies	7,617	5,227
Others related to insurance business	470	2,451

Total	8,087	7,678

OTHER SUBSIDIARIES´ LIABILITIES

Insurance companies, claims in adjustment process	314,322	406,280
Insurance companies, mathematical reserve	729,805	503,442
Insurance companies, reinsurer reserve	(199,070)	(364,559)
Other related to insurance business	194,137	365,375

Total	1,039,194	910,538

Exhibit 1

STATEMENT OF DEBTORS’ STATUS CONSOLIDATED WITH SUBSIDIARIES AND

OTHER ENTITIES IN ARGENTINA AND ABROAD

AS OF MARCH 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

		2003	2002
COMMERCIAL PORTFOLIO

Normal performance
–	Preferred collaterals and counter guaranty “A”	7,560,934	10,355,806
–	Other collaterals and counter guaranty “B”	18,312	200,834
–	Without senior security or counter guaranty	676,741	7,344,707

Potential risk
–	Preferred collaterals and counter guaranty “A”	200	8,671
–	Other collaterals and counter guaranty “B”	12,397	20,512
–	Without senior security or counter guaranty	461,680	147,029

Non performing
–	Preferred collaterals and counter guaranty “A”	346	—
–	Other collaterals and counter guaranty “B”	2,745	63,413
–	Without senior security or counter guaranty	289,592	45,493

With high risk of uncollectibility
–	Preferred collaterals and counter guaranty “A”	—	3,613
–	Other collaterals and counter guaranty “B”	2,683	46,416
–	Without senior security or counter guaranty	849,307	121,280

Uncollectible
–	Preferred collaterals and counter guaranty “A”	38	—
–	Other collaterals and counter guaranty “B”	7,557	21,528
–	Without senior security or counter guaranty	122,467	36,972

Uncollectible, classified as such under regulatory requirements
–	Preferred collaterals and counter guaranty “A”	—	—
–	Other collaterals and counter guaranty “B”	—	—
–	Without senior security or counter guaranty	—	—

Total		10,004,999	18,416,274

Exhibit 1

(Contd.)

STATEMENT OF DEBTORS’ STATUS CONSOLIDATED WITH SUBSIDIARIES AND

OTHER ENTITIES IN ARGENTINA AND ABROAD

AS OF MARCH 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish—See Note 17)

–Stated in thousands of pesos–

		2003	2002
CONSUMER AND HOUSING PORTFOLIO

Normal performance
–	Preferred collaterals and counter guaranty “A”	1,354	34,178
–	Other collaterals and counter guaranty “B”	412,880	1,042,632
–	Without senior security or counter guaranty	433,366	1,180,847

Inadequate performance
–	Preferred collaterals and counter guaranty “A”	—	435
–	Other collaterals and counter guaranty “B”	5,479	69,649
–	Without senior security or counter guaranty	9,475	116,361

Deficient performance
–	Preferred collaterals and counter guaranty “A”	1	480
–	Other collaterals and counter guaranty “B”	3,348	42,978
–	Without senior security or counter guaranty	11,565	106,693

Unlikely to be collected
–	Preferred collaterals and counter guaranty “A”	—	108
–	Other collaterals and counter guaranty “B”	5,417	28,356
–	Without senior security or counter guaranty	28,580	95,417

Uncollectible
–	Preferred collaterals and counter guaranty “A”	141	51
–	Other collaterals and counter guaranty “B”	27,978	33,623
–	Without senior security or counter guaranty	32,741	63,024

Uncollectible, classified as such under regulatory requirements
–	Other collaterals and counter guaranty “B”	32	152
–	Without senior security or counter guaranty	625	1,141

	Total	972,982	2,816,125

	General Total (1)	10,977,981	21,232,399

(1)	Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets out on financing lease (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit-balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA BANCO FRANCÉS S.A.

Date: June 11, 2003	By:	/s/ MARÍA ELENA SIBURU DE LÓPEZ OLIVA
	Name:	María Elena Siburu de López Oliva
	Title:	Investor Relations Manager